

# DEERE & COMPANY

**One John Deere Place**
**Moline, Illinois 61265**

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## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

## February 27, 2008

Deere's annual stockholders' meeting will be held on Wednesday, February 27, 2008, at 10:00 a.m. central standard time at Deere's headquarters at One John Deere Place, Moline in Rock Island County, Illinois. You can find directions to our headquarters on the back cover of the proxy statement. At the annual meeting, stockholders will be asked to:

1. Elect directors *(see page 4)*;
2. Re-approve the John Deere Mid-Term Incentive Plan *(see page 6)*;
3. Ratify the appointment of Deloitte & Touche LLP as Deere's independent registered public accounting firm for fiscal 2008 *(see page 10)*; and
4. Consider any other business properly brought before the meeting.

You may vote at the meeting if you were a Deere stockholder at the close of business on December 31, 2007.

**To be sure that your shares are properly represented at the meeting, whether you attend or not, please sign, date and promptly mail the enclosed proxy card or voter instruction form in the enclosed envelope, or vote through the telephone or Internet voting procedures described on the proxy card or voter instruction form.** If your shares are held in the name of a bank, broker or other holder of record, telephone or Internet voting will be available to you only if offered by them. Their procedures should be described on the voting form they send to you.

Along with the attached proxy statement, we are also sending you our 2007 annual report, which includes our financial statements. Most of you can elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail. Please refer to page 3 of the proxy statement and your proxy card for further information.

For the Board of Directors,

Marc A. Howze

*Moline, Illinois*
*January 15, 2008*

MARC A. HOWZE
*Secretary*

### YOUR VOTE IS IMPORTANT

**WE URGE YOU TO VOTE USING TELEPHONE OR INTERNET VOTING, IF AVAILABLE TO YOU, OR BY SIGNING, DATING AND RETURNING THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS NECESSARY IF IT IS MAILED IN THE UNITED STATES.**

# TABLE OF CONTENTS

# PROXY STATEMENT

***Why am I receiving this proxy statement?***
Deere's Board of Directors (the "Board") is soliciting proxies for the 2008 annual meeting of stockholders. You are receiving a proxy statement because you owned shares of Deere common stock on December 31, 2007, and that entitles you to vote at the meeting. By use of a proxy, you can vote whether or not you attend the meeting. This proxy statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

The notice of annual meeting, proxy statement and proxy are being mailed to stockholders on or about January 15, 2008.

***What will I be voting on?***
- Election of directors *(see page 4)*.
- Re-approval of the John Deere Mid-Term Incentive Plan *(see page 6)*; and
- Ratification of the independent registered public accounting firm *(see page 10)*.

***How do I vote?***
You can vote either *in person* at the annual meeting or *by proxy* without attending the annual meeting. We urge you to vote by proxy even if you plan to attend the annual meeting so that we will know as soon as possible that enough votes will be present for us to hold the meeting. If you attend the meeting in person, you may vote at the meeting and your proxy will not be counted.

Follow the instructions on your voting instruction form. Telephone and Internet voting is available to all registered and most beneficial holders.

Stockholders voting by proxy may use one of the following three options:
- filling out the enclosed *voter instruction form*, signing it and mailing it in the enclosed postage-paid envelope;
- voting by *Internet* (if available, instructions are on the voter instruction form); or
- voting by *telephone* (if available, instructions are on the voter instruction form).

If you hold your shares in "street name," please refer to the information forwarded by your bank, broker or other holder of record to see which options are available to you.

The telephone and Internet voting facilities for stockholders will close at 11:59 p.m. eastern standard time on February 26, 2008. If you vote over the Internet, you may incur costs, such as telephone and Internet access charges, for which you will be responsible. The telephone and Internet voting procedures are designed to authenticate stockholders and to allow you to confirm that your instructions have been properly recorded.

If you hold shares through one of Deere's employee savings plans, your vote must be received by February 22, 2008, or the shares represented by the card will not be voted.

***Can I change my vote?***
Yes. At any time before your proxy is voted, you may change your vote by:
- revoking it by written notice to the Secretary of Deere at the address on the cover of this proxy statement;
- delivering a later-dated proxy (including a telephone or Internet vote); or
- voting in person at the meeting.

If you hold your shares in "street name," please refer to the information forwarded by your bank, broker or other holder of record for procedures on revoking or changing your proxy.

***How many votes do I have?***
You will have one vote for every share of Deere common stock that you owned on December 31, 2007.

***How many shares are entitled to vote?***
There are 435,613,879 shares of Deere common stock outstanding and entitled to vote at the meeting. Each share is entitled to one vote. There is no cumulative voting.

### How many votes must be present to hold the meeting?

Under Deere's Bylaws, a majority of the votes that can be cast must be present, in person or by proxy, to hold the annual meeting.

### How many votes are needed for the proposals to pass?

- Nominees for director who receive the majority of votes cast will be elected as a director. The number of shares voted "for" a nominee must exceed the number of votes "against" that nominee. In the unlikely event the number of nominees exceeds the number of directors to be elected, the nominees who receive the most votes will be elected as directors.
- The affirmative vote of a majority of the shares present in person or by proxy must be cast in favor of the re-approval of the John Deere Mid-Term Incentive Plan.
- The affirmative vote of a majority of the shares present in person or by proxy must be cast in favor of the ratification of the appointment of the independent registered public accounting firm.

### What if I vote "abstain"?

A vote to "abstain" on the election of directors will have *no effect* on the outcome. A vote to "abstain" on the other proposals will have the effect of a vote *against*.

If you vote "abstain," your shares will be counted as present for purposes of determining whether enough votes are present to hold the annual meeting.

### What if I don't return my proxy card and don't attend the annual meeting?

If you are a holder of record (that is, your shares are registered in your own name with our transfer agent) and you don't vote your shares, your shares will not be voted.

If you hold your shares in "street name," and you don't give your bank, broker or other holder of record specific voting instructions for your shares, under rules of the New York Stock Exchange ("NYSE"), your record holder can vote your shares on the election of directors, the ratification of the independent registered public accounting firm and on the re-approval of the John Deere Mid-Term Incentive Plan.

If you don't give your record holder specific voting instructions and your record holder does not vote, the votes will be "broker non-votes." "Broker non-votes" will have *no effect* on the vote for the election of directors and the other proposals. "Broker non-votes" will be counted as present for purposes of determining whether enough votes are present to hold the annual meeting.

### What happens if a nominee for director declines or is unable to accept election?

If you vote by proxy, and if unforeseen circumstances make it necessary for the Board to substitute another person for a nominee, we will vote your shares for that other person.

### Is my vote confidential?

Yes. Your voting records will not be disclosed to us except:

- as required by law;
- to the inspectors of voting; or
- if the election is contested.

The tabulator, the proxy solicitation agent and the inspectors of voting must comply with confidentiality guidelines that prohibit disclosure of votes to Deere. The tabulator of the votes and at least one of the inspectors of voting will be independent of Deere and its officers and directors.

If you are a holder of record or an employee savings plan participant, and you write comments on your proxy card, your comments will be provided to us, but your vote will remain confidential.

## ANNUAL REPORT

### *Will I receive a copy of Deere's annual report?*

Unless you have previously elected to view our annual reports over the Internet, we have mailed you our annual report for the year ended October 31, 2007, with this proxy statement. The annual report includes Deere's audited financial statements, along with other financial information, and we urge you to read it carefully.

### *How can I receive a copy of Deere's 10-K?*

You can obtain, free of charge, a copy of our Annual Report on Form 10-K for the year ended October 31, 2007, by:

- accessing Deere's Internet site at www.deere.com/stock; or
- writing to:

  Deere & Company
  Stockholder Relations
  One John Deere Place
  Moline, Illinois 61265-8098

You can also obtain a copy of Deere's Form 10-K and other periodic filings with the Securities and Exchange Commission ("SEC") from the SEC's EDGAR database at www.sec.gov.

## ELECTRONIC DELIVERY OF PROXY STATEMENT AND ANNUAL REPORT

### *Can I access Deere's proxy materials and annual report electronically?*

**Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on February 27, 2008. The proxy statement and annual report to security holders are available on Deere's Internet site at www.deere.com/stock.**

Most stockholders can elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail.

You can choose this option and save Deere the cost of producing and mailing these documents by:

- following the instructions provided on your proxy card or voter instruction form;
- following the instructions provided when you vote over the Internet; or
- going to http://enroll.icsdelivery.com/de and following the instructions provided.

If you choose to view future proxy statements and annual reports over the Internet, you will receive an e-mail message next year containing the Internet address to use to access Deere's proxy statement and annual report. The e-mail also will include instructions for voting over the Internet. You will have the opportunity to opt out at any time by following the instructions on www.icsdelivery.com/de. You do not have to re-elect Internet access each year.

## HOUSEHOLDING INFORMATION

### *What is "householding"?*

We have adopted a procedure called "householding," which has been approved by the SEC. Under this procedure, a single copy of the annual report and proxy statement will be sent to any household at which two or more stockholders reside if they appear to be members of the same family, unless one of the stockholders at that address notifies us that they wish to receive individual copies. This procedure reduces our printing costs and fees.

Stockholders who participate in householding will continue to receive separate proxy cards.

Householding will not affect dividend check mailings in any way.

If a single copy of the annual report and proxy statement was delivered to an address that you share with another stockholder, at your written or oral request to Deere & Company Stockholder Relations, One John Deere Place, Moline, Illinois 61265-8098, (309) 765-4539, we will promptly deliver a separate copy.

***How do I revoke my consent to the householding program?***
If you are a holder of record and share an address and last name with one or more other holders of record, and you wish to continue to receive separate annual reports, proxy statements and other disclosure documents, you must revoke your consent by marking the "No" box under "Householding Election" on the proxy card or by contacting Broadridge Financial Solutions, Inc. ("Broadridge"), either by calling toll free at (800) 542-1061 or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. You will be removed from the householding program within 30 days of receipt of the revocation of your consent.

A number of brokerage firms have instituted householding. If you hold your shares in "street name," please contact your bank, broker or other holder of record to request information about householding.

## ELECTION OF DIRECTORS

T. Kevin Dunnigan, Charles O. Holliday, Jr., Dipak C. Jain, Joachim Milberg and Richard B. Myers are to be elected for terms expiring at the annual meeting in 2011.

The Corporate Governance Committee of the Board recommended these individuals to the Board and the Board nominated them.

Each nominee's age, present position, principal occupations during the past five or more years, positions with Deere and directorships in other companies appears below.

Mr. Clayton M. Jones was appointed to the Board during 2007 for a term expiring at the annual meeting in 2009.

---

**THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" ALL FIVE NOMINEES.**

---

| Name and Age at December 31, 2007 | Present Position, Principal Occupations during the Past Five Years, Positions with Deere and Other Directorships |
|---|---|
| **T. Kevin Dunnigan**<br>Age 69<br>*Director since 2000* | **Retired Chairman of Thomas & Betts Corporation**<br>• Retired Chairman of Thomas & Betts Corporation (electrical components) since December 2005<br>• Chairman of Thomas & Betts Corporation - January 2004 to December 2005<br>• Chairman, President and Chief Executive Officer of Thomas & Betts Corporation - August 2000 to January 2004<br>• Director of Deere since 2000. Chair of Audit Review Committee and member of Corporate Governance and Executive Committees<br>• Other directorships: C. R. Bard, Inc. |
| **Charles O. Holliday, Jr.**<br>Age 59<br>*Director since 2007* | **Chairman and Chief Executive Officer of DuPont**<br>• Chairman and Chief Executive Officer of DuPont (biotechnology, electronics, materials science, safety and security, and synthetic fibers) since 1999<br>• Director of Deere since May 2007. Member of Audit Review and Corporate Governance Committees<br>• Other directorships: E.I. du Pont de Nemours and Company |
| **Dipak C. Jain**<br>Age 50<br>*Director since 2002* | **Dean, Kellogg School of Management, Northwestern University**<br>• Dean, Kellogg School of Management, Northwestern University, Evanston, Illinois since July 2001<br>• Associate Dean for Academic Affairs, Kellogg School of Management, Northwestern University - 1996 to 2001<br>• Sandy and Morton Goldman Professor of Entrepreneurial Studies and Professor of Marketing, Kellogg School of Management, Northwestern University - 1994 to July 2001<br>• Visiting professor of marketing at Sasin Graduate Institute of Business Administration at Chulalongkorn University, Bangkok, Thailand; Nijenrode University, The Netherlands; Otto Bescheim Graduate School of Management, Koblenz, Germany; IIT, Delhi, India; Hong Kong University of Science and Technology, China; Recanati Graduate School of Business Administration at Tel Aviv University, Israel<br>• Director of Deere since 2002. Member of Audit Review and Pension Plan Oversight Committees<br>• Other directorships: Hartmarx Corporation, Northern Trust Corporation and Reliance Industries Limited |
| **Joachim Milberg**<br>Age 64<br>*Director since 2003* | **Chairman of the Supervisory Board of Bayerische Motoren Werke (BMW) AG**<br>• Chairman of the Supervisory Board of Bayerische Motoren Werke (BMW) AG (motor vehicles) since May 2004<br>• Retired Chief Executive Officer of (BMW) AG since May 2002<br>• Chairman of the Board of Management and Chief Executive Officer of BMW AG - February 1999 to May 2002<br>• Director of Deere since 2003. Member of Audit Review and Corporate Governance Committees<br>• Other directorships: Bertelsmann AG, BMW AG, Festo AG and SAP AG |

| Name and Age at December 31, 2007 | Present Position, Principal Occupations during the Past Five Years, Positions with Deere and Other Directorships |
|---|---|
| **Richard B. Myers**<br>Age 65<br>*Director since 2006* | **Retired Chairman of the Joint Chiefs of Staff and Retired General of the United States Air Force**<br>• Retired Chairman of the Joint Chiefs of Staff (principal military advisor to the President, the Secretary of Defense, and the National Security Council) and Retired General of the United States Air Force since September 2005<br>• Colin L. Powell Chair for National Security, Leadership, Character and Ethics at the National Defense University since March 2006<br>• Foundation Professor of Military History and Leadership at Kansas State University since February 2006<br>• Chairman of the Joint Chiefs of Staff and General of the United States Air Force - October 2001 to September 2005<br>• Director of Deere since April 2006. Member of Compensation and Pension Plan Oversight Committees<br>• Other directorships: Aon Corporation, Northrop Grumman Corporation and United Technologies Corporation |

## RE-APPROVAL OF THE JOHN DEERE MID-TERM INCENTIVE PLAN

### Summary of the Proposal

The John Deere Mid-Term Incentive Plan (referred to in this section of the proxy statement as the "MTI Plan") is being submitted for stockholder re-approval to meet the requirement under Section 162(m) of the United States Internal Revenue Code ("IRC") for tax deductibility of amounts paid under the MTI Plan to certain of Deere's executive officers. The MTI Plan provides for cash payments to salaried employees based on the achievement of pre-established performance goals over a performance period longer than one fiscal year.

A copy of the MTI Plan is attached as Appendix A to this Proxy Statement. The description that follows is qualified in its entirety by reference to the full text of the MTI Plan as set forth in Appendix A.

The affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the meeting is required to re-approve the MTI Plan.

> **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE RE-APPROVAL OF THE JOHN DEERE MID-TERM INCENTIVE PLAN.**

## Description of the MTI Plan

**Purpose**
The purpose of the MTI Plan is to provide participants with a meaningful mid-term incentive opportunity geared toward the achievement of specific performance goals.

**Administration**
The Compensation Committee of the Board or a subcommittee thereof (the "Compensation Committee") will administer the MTI Plan. The Compensation Committee will be composed of at least two members of the Board who qualify as "outside directors" within the meaning of Section 162(m) of the IRC. The Compensation Committee has authority to interpret the MTI Plan and maintain administrative guidelines relating to the MTI Plan.

**Eligibility and Participation**
All full-time and part-time salaried employees who are actively employed by Deere in any performance period are eligible to participate in the MTI Plan for that performance period. Each year the Compensation Committee will determine those eligible employees who will participate in the MTI Plan. Based on current eligibility levels, approximately 7,400 employees will be eligible to participate in the MTI Plan on the date of the annual meeting.

To meet the requirements of Section 162(m) of the IRC, some more restrictive provisions of the MTI Plan apply only to "executive officers". For purposes of the MTI Plan, "executive officers" means those employees whom the Compensation Committee designates from year to year for purposes of qualifying payouts under the MTI Plan for exemption under Section 162(m).

**Award Determination**
Before the beginning of each performance period, or as soon as practicable thereafter, the Compensation Committee will establish performance goals for that performance period. The Compensation Committee may base performance goals on any combination of corporate, business segment and individual performance, except that individual performance will not be reflected in the awards to executive officers.

The Compensation Committee will fix the performance measures for executive officers from among the following factors:
- total stockholder return;
- growth in revenues, sales, accounts receivable settlements, market share, customer conversion, net income, operating income, stock price and/or earnings per share;
- return on assets, net assets and/or capital;
- return on stockholders' equity;
- economic value added;
- improvements in costs and/or expenses; or
- shareholder value added.

The Compensation Committee will also establish an award opportunity for each job classification.

Final awards will be based on the participant's award opportunity, corporate and business segment performance, and individual performance (if applicable). The Compensation Committee has the discretion to adjust performance goals and award opportunities during a performance period, but may not make adjustments for executive officers. With respect to executive officers, the Compensation Committee may reduce the amount of the final award or eliminate it and can exercise any other discretion as tax counsel advises will not adversely affect Deere's ability to deduct amounts paid under the MTI Plan for federal income tax purposes.

No participant may receive an award of more than $4,500,000 under the MTI Plan for any performance period.

**Payments**

Deere will pay all awards in cash as soon as practicable on or before the March 15 following the end of each performance period and after the Committee certifies in writing that the performance goals and any other relevant terms of the awards have been satisfied. The Compensation Committee may permit a participant to defer payment of awards.

**Termination of Employment**

In general, a participant will receive payment of the award opportunities for the performance periods for which he or she is otherwise eligible if the participant's employment terminates by reason of death, disability, retirement, or transfer to a non-participating business unit during the final thirteen calendar months of a performance period. In the event of any other kind of termination of service, the participant will forfeit awards for performance periods then in progress. The Committee, however, has discretion to pay a partial award for the portion of any performance period that the participant was a Deere employee.

**Change in Control**

If a change in control or a potential change in control of Deere occurs and the Compensation Committee or the Board determines the applicable provisions of the MTI Plan should be invoked, participants employed as of the date of the change in control or potential change in control will be entitled to an award determined using the participant's award opportunity and actual corporate, business segment and individual results (for participants other than executive officers) to the date of the change in control for all performance periods in process. Deere will pay these awards as soon as administratively possible.

For purposes of the MTI Plan, "change in control" and "potential change in control" have substantially similar meanings as in the change in control agreements described in the "Executive Compensation Tables" section under the heading "Fiscal 2007 Potential Payments Upon Change in Control" in this proxy statement.

The payment of awards in the event of a change or potential change in control may increase the net cost of the change in control and thus, theoretically could render more difficult or discourage a change in control, even if the change in control would benefit Deere stockholders generally.

**Duration of MTI Plan**

The MTI Plan will remain in effect until it is terminated by the Compensation Committee or the Board.

| **Amendment** | The Compensation Committee may suspend or terminate the MTI Plan or any portion thereof at any time, but the following amendments require stockholder approval (to the extent stockholder approval is required by law, agreement or to continue to comply with Section 162(m) of the IRC): |
|---|---|

- modifying the eligibility requirements;
- materially increasing participants' benefits; or
- modifying the performance measures for executive officers.

No amendment, suspension or termination of the MTI Plan may materially and adversely affect a final award as determined by the Compensation Committee without the consent of the affected participant.

## MTI Plan Philosophy

For a description of the MTI Plan Philosophy, see the discussion in the "Mid-Term Incentive" section of the Compensation Discussion & Analysis in this proxy statement.

## MTI Plan Benefits

Because awards earned under the MTI Plan are based on the future achievement of shareholder value added performance goals as established by the Compensation Committee, Deere cannot determine the amounts that will be earned in the future under the MTI Plan. The table below shows amounts earned under the MTI Plan for the four-year performance period ending in 2007 by the individual and groups indicated. The awards for the four-year performance period ending in 2007 reflect Deere's record financial performance over the four-year performance period. These awards are not necessarily indicative of awards that may be earned in the future.

| Name and Position | MTI Dollar Value $ (1) |
|---|---|
| Robert W. Lane | $ 3,519,254 |
|     Chairman, President and Chief Executive Officer | |
| Michael J. Mack, Jr. | $ 1,126,516 |
|     Senior Vice President and Chief Financial Officer | |
| Samuel R. Allen | $ 1,126,516 |
|     President, Worldwide Construction & Forestry Operations | |
| David C. Everitt | $ 1,126,516 |
|     President, Agricultural Equipment Operations | |
| Nathan J. Jones | $ 1,126,516 |
|     Retired, President, Commercial & Consumer Equipment Operations | |
| H. J. Markley | $ 1,126,516 |
|     Executive Vice President, Worldwide Parts and Supply Management | |
| Executive Group | $ 11,197,089 |
| Non-Executive Director Group (2) | None |
| Non-Executive Officer Employee Group | $ 129,802,911 |

(1) Represents the amount earned for the four-year performance period ending October 31, 2007, under the MTI Plan based on actual results.

(2) Non-employee directors are not eligible to participate in the MTI Plan.

## RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Review Committee has approved the selection of Deloitte & Touche LLP to serve as the independent registered public accounting firm to audit Deere's financial statements and internal controls over financial reporting for the 2008 fiscal year. The Audit Review Committee and the Board are requesting that stockholders ratify this appointment as a means of soliciting stockholders' opinions and as a matter of good corporate practice.

The affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the meeting is required to ratify the selection of Deloitte & Touche LLP. If the stockholders do not ratify the selection, the Audit Review Committee will consider any information submitted by the stockholders in connection with the selection of the independent registered public accounting firm for the next fiscal year. Even if the selection is ratified, the Audit Review Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Review Committee believes such a change would be in the best interest of Deere and its stockholders.

We expect that a representative of Deloitte & Touche LLP will be at the annual meeting. This representative will have an opportunity to make a statement and will be available to respond to appropriate questions.

> **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.**

# FEES PAID TO THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For the years ended October 31, 2007 and 2006, professional services were performed by Deloitte & Touche, LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, "Deloitte & Touche").

## Audit Fees

The aggregate fees billed include amounts for the audit of Deere's annual financial statements, the reviews of the financial statements included in Deere's Quarterly Reports on Form 10-Q, including services related thereto such as comfort letters, statutory audits, attest services, consents and accounting consultations. Audit fees for the fiscal years ended October 31, 2007 and 2006, were $13.0 million and $10.3 million, respectively.

## Audit-Related Fees

During the last two fiscal years, Deloitte & Touche has provided Deere with assurance and related services that are reasonably related to the performance of the audit of Deere's financial statements. The aggregate fees billed for such audit-related services for the fiscal years ended October 31, 2007 and 2006, were $0.6 million and $0.6 million, respectively. These services included audits of financial statements of employee benefit plans, due diligence and various attestation services.

## Tax Fees

There were no tax fees billed for professional services provided by Deloitte & Touche for the fiscal year ended October 31, 2007, and $0.03 million related to tax compliance, tax advice and tax planning services billed for the fiscal year ended October 31, 2006.

## All Other Fees

There were no fees billed for services not included above for the fiscal years ended October 31, 2007 and October 31, 2006.

## Pre-approval of Services by the Independent Registered Public Accounting Firm

The Audit Review Committee has adopted a policy for pre-approval of audit and permitted non-audit services by Deere's independent registered public accounting firm. The Audit Review Committee will consider annually and, if appropriate, approve the provision of audit services by its independent registered public accounting firm and consider and, if appropriate, pre-approve the provision of certain defined audit and non-audit services. The Audit Review Committee will also consider on a case-by-case basis and, if appropriate, approve specific services that are not otherwise pre-approved.

Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the Audit Review Committee for consideration at its next regular meeting or, if earlier consideration is required, to the Audit Review Committee or one or more of its members between regular meetings. The member or members to whom such authority is delegated shall report any specific approval of services at its next regular meeting. The Audit Review Committee will regularly review summary reports detailing all services being provided to Deere by its independent registered public accounting firm.

During fiscal 2007, all services by Deere's independent registered public accounting firm were pre-approved by the Audit Review Committee in accordance with this policy.

# OTHER MATTERS

We do not know of any other matters that will be considered at the annual meeting. If, however, any other proper business should come before the meeting, we will have discretionary authority to vote according to our best judgment.

# DIRECTORS CONTINUING IN OFFICE

The eight persons named below are now serving as directors of Deere. Their terms will expire at the annual meetings in 2009 and 2010, as indicated. Their ages, present positions, principal occupations during the past five or more years, positions with Deere and directorships in other companies appear below.

## TERMS EXPIRING AT ANNUAL MEETING IN 2009

| Name and Age at December 31, 2007 | Present Position, Principal Occupations during the Past Five Years, Positions with Deere and Other Directorships |
| --- | --- |
| **Crandall C. Bowles**<br>Age 60<br>*Director from 1990 to 1994 and since 1999* | **Chairman of Springs Industries, Inc. and Chairman, The Springs Company**<br>• Chairman of Springs Industries, Inc. and The Springs Company (home furnishings) since August 2007<br>• Co-Chairman and Co-Chief Executive Officer of Springs Global US, Inc. and Springs Global Participacoes S. A. - January 2006 to August 2007<br>• Chairman and Chief Executive Officer of Springs Industries, Inc. - April 1998 to January 2006<br>• Director of Deere from 1990 to 1994 and since 1999. Chair of Corporate Governance Committee and member of Compensation and Executive Committees<br>• Other directorships: JP Morgan Chase & Company |
| **Vance D. Coffman**<br>Age 63<br>*Director since 2004* | **Retired Chairman of Lockheed Martin Corporation**<br>• Retired Chairman of Lockheed Martin Corporation (aerospace, defense and information technology) since April 2005<br>• Chairman of Lockheed Martin Corporation - April 1998 to April 2005<br>• Chief Executive Officer of Lockheed Martin Corporation - August 1997 to August 2004<br>• Director of Deere since 2004. Member of Compensation and Corporate Governance Committees<br>• Other directorships: 3M Company and Amgen Corporation |
| **Clayton M. Jones**<br>Age 58<br>*Director since 2007* | **Chairman, President and Chief Executive Officer of Rockwell Collins, Inc.**<br>• Chairman, President and Chief Executive Officer of Rockwell Collins, Inc. (aviation electronics and communications) since June 2002<br>• Director of Deere since August 2007. Member of Compensation and Pension Plan Oversight Committees<br>• Other directorships: Rockwell Collins, Inc. and Unisys Corporation |

| Name and Age at December 31, 2007 | Present Position, Principal Occupations during the Past Five Years, Positions with Deere and Other Directorships |
|---|---|
| **Arthur L. Kelly** Age 70 *Director since 1993* | **Managing Partner of KEL Enterprises L.P.**<br>• Managing Partner of KEL Enterprises L.P. (holding and investment partnership) since 1983<br>• Director of Deere since 1993. Chair of Compensation Committee and member of Executive and Pension Plan Oversight Committees<br>• Other directorships: BASF Aktiengesellschaft, Bayerische Motoren Werke (BMW) AG, Northern Trust Corporation and Snap-on Incorporated |
| **Thomas H. Patrick** Age 64 *Director since 2000* | **Chairman of New Vernon Capital, LLC**<br>• Chairman of New Vernon Capital, LLC (private equity fund) since 2003<br>• Executive Vice Chairman of Merrill Lynch & Co., Inc. - November 2002 to July 2003<br>• Executive Vice President and Chief Financial Officer of Merrill Lynch & Co., Inc. - February 2000 to November 2002<br>• Director of Deere since 2000. Chair of Pension Plan Oversight Committee and member of Audit Review and Executive Committees<br>• Other directorships: Baldwin & Lyons, Inc. and Computer Sciences Corporation |

## TERMS EXPIRING AT ANNUAL MEETING IN 2010

| Name and Age at December 31, 2007 | Present Position, Principal Occupations during the Past Five Years, Positions with Deere and Other Directorships |
|---|---|
| **Robert W. Lane** Age 58 *Director since 2000* | **Chairman, President and Chief Executive Officer of Deere**<br>• Chairman, President and Chief Executive Officer of Deere since August 2000<br>• Director of Deere since 2000. Chair of the Executive Committee<br>• Other directorships: General Electric Company and Verizon Communications, Inc. |
| **Antonio Madero B.** Age 70 *Director since 1997* | **Chairman and Chief Executive Officer of SANLUIS Corporación, S.A. de C.V.**<br>• Chairman and Chief Executive Officer of SANLUIS Corporación, S.A. de C.V. (automotive components manufacturing) since 1979<br>• Director of Deere since 1997. Member of Compensation and Pension Plan Oversight Committees<br>• Other directorships: Director of a variety of corporations in Mexico |
| **Aulana L. Peters** Age 66 *Director since 2002* | **Retired Partner of Gibson, Dunn & Crutcher LLP**<br>• Retired Partner of Gibson, Dunn & Crutcher LLP (law firm) since 2000<br>• Member of the International Public Interest Oversight Board for auditing, ethics and accounting education standards since February 2005<br>• Member of the Public Oversight Board of the American Institute of Certified Public Accountants - January 2001 to March 2002<br>• Commissioner of the Securities and Exchange Commission - 1984 to 1988<br>• Director of Deere since 2002. Member of Audit Review and Corporate Governance Committees<br>• Other directorships: Merrill Lynch & Co., Inc., 3M Company and Northrop Grumman Corporation |

# SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the number of shares of Deere common stock (adjusted for the two-for-one stock split) beneficially owned as of December 31, 2007, (unless otherwise indicated) by:

- each person, who, to our knowledge, beneficially owns more than 5% of our common stock;
- each of our directors;
- our Chief Executive Officer ("CEO") and the other five executive officers named in the Executive Compensation Tables; and
- all individuals who served as directors or executive officers at December 31, 2007, as a group.

A beneficial owner of stock is a person who has sole or shared voting power, meaning the power to control voting decisions, or sole or shared investment power, meaning the power to cause the sale of the stock.

All individuals listed in the table have sole voting and investment power over the shares unless otherwise noted. As of December 31, 2007, Deere had no preferred stock issued or outstanding.

The table also includes information about exercisable stock options credited to executive officers under compensation plans.

In addition to the number of shares shown in the table, directors own the deferred stock units listed in footnote (3) following the table. The deferred stock units are credited to directors under the Nonemployee Director Deferred Compensation Plan. The value of the units are subject to the same market risks as Deere common stock. The units are payable only in cash and, with limited exceptions, must be held until the director's retirement from the Board.

In addition to the number of shares shown in the table, executive officers own the restricted stock units listed in footnote (4) following the table. The restricted stock units (RSUs) represent stock equivalent units awarded under the Omnibus Equity and Incentive Plan as part of long-term compensation. Generally, RSUs vest after three years and are payable only in stock after five years or following retirement.

|  | Shares Beneficially Owned Excluding Options | Options Exercisable Within 60 Days | Percent of Shares Outstanding |
|---|---|---|---|
| **Greater Than 5% Owners** | | | |
| Capital Research and Management Company | | | |
| 333 South Hope Street | | | |
| Los Angeles, California 90071 (1) | 38,769,400 | | 9% |
| Wellington Management Company, LLP | | | |
| 75 State Street | | | |
| Boston, Massachusetts 02109 (2) | 25,772,280 | | 6% |
| **Directors (3)** | | | |
| Crandall C. Bowles | 22,716 | | * |
| Vance D. Coffman | 6,532 | | * |
| T. Kevin Dunnigan | 22,372 | | * |
| Charles O. Holliday, Jr. | 1,160 | | * |
| Dipak C. Jain | 13,234 | | * |
| Clayton M. Jones | 824 | | * |
| Arthur L. Kelly | 36,038 | | * |
| Robert W. Lane | 210,992 | 1,492,957 | * |
| Antonio Madero B. | 22,638 | | * |
| Joachim Milberg | 10,708 | | * |
| Richard B. Myers | 3,176 | | * |
| Thomas H. Patrick | 39,252 | | * |
| Aulana L. Peters | 12,408 | | * |
| **Named Executive Officers (4)** | | | |
| Michael J. Mack, Jr. | 4,183 | 12,039 | * |
| Samuel R. Allen | 3,775 | 305 | * |
| David C. Everitt | 2,624 | 2 | * |
| Nathan J. Jones (retired) | 4,222 | 114,478 | * |
| H.J. Markley (5) | 46,176 | 1 | * |
| **All directors and executive officers as a group (21 persons) (6)** | 464,986 | 1,712,347 | * |

\* Less than 1% of the outstanding shares of Deere common stock.

(1) The ownership information in the table for Capital Research and Management Company is based on information supplied by Capital Research and Management Company and contained in reports of institutional investment managers filed with the SEC for the period ended September 30, 2007. Capital Research and Management Company holds these shares on behalf of institutional and individual investors. Capital Research and Management Company disclaims investment discretion over the shares and has no voting power with respect to the shares.

(2) The ownership information for Wellington Management Company, LLP is based on information supplied by Wellington. Wellington holds the shares in its capacity as a registered investment advisor on behalf of numerous investment advisory clients, none of which is known to own more than five percent of Deere's shares. Wellington has shared dispositive power over 25,772,280 shares and shared voting authority over 11,355,760 shares.

(3) The table includes restricted shares awarded to directors under Deere's Non-Employee Director Stock Ownership Plan. Restricted shares may not be transferred prior to retirement as a director. For the restricted shares for each director, see footnote (2) to the Fiscal 2007 Director Compensation Table. In addition to the shares listed in the table, directors own the following number of deferred stock units credited under the Nonemployee Director Deferred Compensation Plan.

| Director | Deferred Units |
|---|---|
| Mrs. Bowles | 19,925 |
| Mr. Coffman | 6,805 |
| Mr. Kelly | 7,816 |
| Mr. Madero | 6,699 |
| Mr. Patrick | 11,978 |

(4) In addition to the shares listed in the table, executive officers own the following number of RSUs awarded to executive officers under Deere's Omnibus Equity and Incentive Plan.

| Executive | Restricted Units |
|---|---|
| Mr. Lane | 606,571 |
| Mr. Mack | 53,609 |
| Mr. Allen | 114,553 |
| Mr. Everitt | 118,093 |
| Mr. Jones (retired) | 126,627 |
| Mr. Markley | 122,693 |
| All executive officers | 1,195,872 |

(5) The number of shares shown for Mr. Markley includes 10,260 shares owned by family members. Mr. Markley disclaims beneficial ownership of those shares.

(6) The number of shares shown for all directors and executive officers as a group includes 14,435 shares owned jointly with family members over which the directors and executive officers share voting and investment power.

## CERTAIN BUSINESS AND RELATED PERSON TRANSACTIONS

In November 2007, the Board adopted a "Related Person Transactions Approval Policy" (the "Related Person Policy"). Under the Related Person Policy, Deere's Corporate Governance Committee is responsible for reviewing, approving and ratifying all related person transactions.

Under the Related Person Policy, a related person includes:

(1) executive officers and directors of Deere;

(2) any holder of 5% or more of Deere's voting securities; and

(3) an immediate family member of anyone in categories (1) or (2).

A related party transaction is a transaction, relationship or arrangement between a related person and Deere where:

- the amount involved exceeds $120,000; and
- any related person (as defined above) has or will have a direct or indirect material interest in the transaction.

Each year, Deere's directors and executive officers complete annual questionnaires designed to elicit information about potential related person transactions. In addition, Deere's directors and officers must promptly advise Deere's Corporate Secretary if there are any changes to the information previously provided.

After consultation with Deere's General Counsel, management and outside counsel, as appropriate, Deere's Corporate Secretary determines whether the transaction is reasonably likely to be a related person transaction. Related party transactions are submitted to the Corporate Governance Committee for consideration at its next meeting. If action is required prior to the next meeting, the transaction is submitted to the Chairperson of the Corporate Governance Committee ("Chairperson") and the Chairperson's determination is then reported to the Corporate Governance Committee at its next meeting.

When evaluating potential related person transactions, the Corporate Governance Committee or the Chairperson, as applicable, considers all reasonably available relevant facts and circumstances and approves only the related person transactions determined in good faith to be in, or not inconsistent with, Deere's Code of Ethics and Business Conduct Guidelines, and the best interest of Deere's stockholders.

## COMMITTEES

The Board met six times during the 2007 fiscal year. Directors are expected to attend Board meetings, meetings of committees on which they serve and stockholder meetings. Directors are expected to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. During the 2007 fiscal year, all of the directors attended 75% or more of the meetings of the Board and committees on which they served. All the directors attended the annual stockholder meeting in February 2007.

Non-management directors may meet in executive session, without the CEO, at any time, and are regularly scheduled for non-management executive sessions twice each year. The committee chairpersons preside over the meetings of the non-management directors on a rotating basis as established by the Corporate Governance Committee.

If you wish to communicate with the Board you may send correspondence to the Corporate Secretary, Deere & Company,

One John Deere Place, Moline, Illinois 61265-8098. The Secretary will submit your correspondence to the Board or the appropriate committee, as applicable. You may communicate directly with the presiding non-management director of the Board by sending correspondence to Presiding Director, Board of Directors, Deere & Company, Department A, One John Deere Place, Moline, Illinois 61265-8098.

The Board has delegated some of its authority to five committees of the Board. These are the Executive Committee, the Compensation Committee, the Corporate Governance Committee, the Pension Plan Oversight Committee and the Audit Review Committee.

The Compensation Committee, the Corporate Governance Committee, the Pension Plan Oversight Committee and the Audit Review Committee have written charters that comply with current NYSE rules relating to corporate governance matters. Copies of the committee charters as well as the Deere's Code of Ethics and Business Conduct Guidelines are available at www.deere.com/corpgov. A copy of these charters and policies also may be obtained upon request to the Deere & Company Stockholder Relations department. In addition, a copy of the Compensation Committee Charter is attached as Appendix B to this Proxy Statement.

Pursuant to the requirements of the NYSE, the Board has adopted Corporate Governance Policies that meet or exceed the independence standards of the NYSE. Also, as part of Deere's Corporate Governance Policies, the Board has adopted categorical standards and the Related Person Policy to assist it in evaluating the independence of each of its directors. The categorical standards are intended to assist the Board in determining whether or not certain relationships between its directors and Deere or its subsidiaries (either directly or indirectly as a partner, stockholder, officer, director, trustee or employee of an organization that has a relationship with Deere) are "material relationships" for purposes of the NYSE independence standards. The categorical standards establish thresholds at which such relationships are deemed to be not material. Deere's Corporate Governance Policies are available on its website at www.deere.com/corpgov. A copy also may be obtained upon request to the Deere & Company Stockholder Relations department. In addition, the categorical standards adopted to evaluate the independence of Deere's directors are attached as Appendix C to this Proxy Statement.

In November 2007, the independence of each director was reviewed, applying the independence standards set forth in Deere's Corporate Governance Policies. The review considered relationships and transactions between each director (and his or her immediate family and affiliates) and each of the following: Deere, Deere's management and Deere's independent registered public accounting firm.

Based on this review, the Board affirmatively determined that the following directors have no material relationships with Deere and its subsidiaries and are independent as defined in Deere's Corporate Governance Policies and the listing standards of the NYSE: Mrs. Bowles, Mr. Coffman, Mr. Dunnigan, Mr. Holliday, Mr. Jain, Mr. Jones, Mr. Kelly, Mr. Madero, Mr. Milberg, Mr. Myers, Mr. Patrick and Mrs. Peters. Mr. Lane is considered an inside director because of his employment as CEO and President of Deere & Company.

| **The Executive Committee** | The Executive Committee may act on behalf of the Board if a matter requires Board action between meetings of the full Board. The Executive Committee's authority concerning certain significant matters is limited by law and Deere's Bylaws. |
| --- | --- |
| **The Compensation Committee** | The Compensation Committee approves compensation for senior officers of Deere and makes recommendations to the Board regarding incentive and equity-based compensation plans.<br><br>The Compensation Committee's responsibilities include: |

- evaluating and approving the compensation of Deere's executive officers, including reviewing and approving corporate performance goals and objectives related to the compensation of Deere's executive officers;
- evaluating the executive officers' and Deere's performance relative to compensation goals and objectives;
- determining and approving the executive officers' compensation levels based on the Committee's evaluation of their performance either as the Compensation Committee, or together with other independent directors (as directed by the Board);
- evaluating and approving compensation grants to executive officers under Deere's equity-based and incentive compensation plans, policies and procedures;
- overseeing Deere's policies on structuring compensation programs for executive officers to preserve tax deductibility;
- establishing and certifying the attainment of performance goals pursuant to section 162(m) of the IRC when required;
- exercising the powers of the Committee set forth in any compensation plan established by the Board;
- retaining and terminating any independent advisors used by the Committee to assist it in fulfilling its responsibilities;
- approving the fees and other retention terms of any independent advisors to the Committee;
- delegating authority to subcommittees and to Deere for administration or other duties when the Committee deems it appropriate;
- adopting procedures and guidelines as the Committee deems appropriate to carry out its oversight functions;
- producing any required reports on executive compensation required to be included in Deere's filings with the SEC;
- reviewing and discussing with Deere's management the Compensation Discussion and Analysis ("CD&A") to be included in Deere's filings with the SEC;
- determining whether to recommend to the Board that the CD&A be included in Deere's filings with the SEC;
- making regular reports to the full Board on the activities of the Committee;
- evaluating annually the performance and effectiveness of the Committee and reporting to the Board on the results; and
- performing such other duties as may be assigned to the Committee by law or the Board.

The annual Compensation Committee report follows the CD&A section of this proxy statement. Deere's processes and procedures for considering and determining executive compensation are more fully described in the CD&A.

| **The Corporate Governance Committee** | The Corporate Governance Committee monitors corporate governance policies and procedures and serves as the nominating committee for Board directors. The primary functions performed by the Committee include: |

- developing, recommending and monitoring corporate governance policies and procedures for Deere and the Board;
- identifying and recommending to the Board individuals to be nominated as a director;
- ensuring that the Chairman periodically reviews Deere's plans regarding succession of senior management with the Committee and with all other independent directors;
- making recommendations concerning the size, composition, committee structure, fees for the Board and criteria for tenure and retention of directors;
- overseeing Deere's Office of Corporate Compliance;
- overseeing the evaluation of Deere's management; and
- reviewing and reporting to the Board on the performance and effectiveness of the Board and the Corporate Governance Committee.

The Committee will consider candidates for nomination as a director recommended by stockholders, directors, officers, third party search firms and other sources. In evaluating candidates, the Committee considers the attributes of the candidate (including skills, experience, international versus domestic background, diversity, age, and legal and regulatory requirements) and the needs of the Board. The Committee will review all candidates in the same manner, regardless of the source of the recommendation. The Committee will consider individuals recommended by stockholders for nomination as a director in accordance with the procedures described under "Stockholder Proposals and Nominations."

The Board has determined that under current NYSE listing standards all members of the Corporate Governance Committee are independent.

**The Pension Plan Oversight Committee**

The Pension Plan Oversight Committee oversees Deere's pension plans. The Committee establishes corporate policy with respect to the pension plans, and reviews asset allocation, actuarial assumptions and funding policies. The Committee also has authority to make substantive amendments and modifications to the pension plans. The Committee reports to the Board on its activities.

**The Audit Review Committee**

The Audit Review Committee's duties and responsibilities include, among other things:

- retaining, overseeing and evaluating an independent registered public accounting firm to audit the annual financial statements and internal control over financial reporting;
- assisting the Board in overseeing the integrity of Deere's financial statements, compliance with legal requirements, the independent registered public accounting firm's qualifications, independence and performance, and the performance of Deere's internal auditors;
- determining whether to recommend that the financial statements and related disclosures be included in Deere's annual report filed with the SEC;
- considering whether the provision by the independent registered public accounting firm of services not related to the annual audit and quarterly reviews is consistent with maintaining the external auditors' independence;
- approving the scope of the audit in advance;
- reviewing the financial statements and the audit report with management and the independent registered public accounting firm;
- reviewing earnings and financial releases with management;
- reviewing Deere's procedures relating to business ethics;
- consulting with the internal audit staff and reviewing the internal audit function and the adequacy of the internal control over financial reporting;
- reviewing the adequacy of the Audit Review Committee charter;
- reviewing policies relating to risk assessment and management;
- setting hiring policies for employees of the independent registered public accounting firm; and
- approving all engagements for audit and non-audit services by the independent registered public accounting firm.

The Audit Review Committee reports to the Board on its activities and findings.

The Board has determined that under current NYSE listing standards all members of the Audit Review Committee are independent and financially literate. The Board also determined that Mr. Dunnigan, Mr. Holliday, Mr. Patrick and Mrs. Peters are "audit committee financial experts" as defined by the SEC and that each has accounting or related financial management expertise as required by NYSE listing standards.

The Audit Review Committee annual report follows.

The following table shows the current membership of each committee and the number of meetings held by each committee during fiscal 2007:

| Director | Executive Committee | Compensation Committee | Corporate Governance Committee | Pension Plan Oversight Committee | Audit Review Committee |
|---|---|---|---|---|---|
| Crandall C. Bowles | X | X | Chair | | |
| Vance D. Coffman | | X | X | | |
| T. Kevin Dunnigan | X | | X | | Chair |
| Charles O. Holliday, Jr. | | | X | | X |
| Dipak C. Jain | | | | X | X |
| Clayton M. Jones | | X | | X | |
| Arthur L. Kelly | X | Chair | | X | |
| Robert W. Lane | Chair | | | | |
| Antonio Madero B. | | X | | X | |
| Joachim Milberg | | | X | | X |
| Richard B. Myers | | X | | X | |
| Thomas H. Patrick | X | | | Chair | X |
| Aulana L. Peters | | | X | | X |
| Fiscal 2007 meetings | 0 | 4 | 5 | 2 | 4 |

## COMPENSATION OF DIRECTORS

Deere pays non-employee directors an annual retainer along with additional fees to committee chairpersons as described below. Deere does not pay any other committee retainers or meeting fees. In addition, Deere awards non-employee directors shares of restricted Deere stock upon their election to the Board and each year during their service as directors. A person who becomes a non-employee director between annual meetings, or who serves a partial term, receives a prorated retainer and restricted stock award. Deere also reimburses directors for expenses related to meeting attendance. Directors who are employees receive no additional compensation for serving on the Board or its committees. The following chart describes amounts paid and the value of awards granted:

| | | |
|---|---|---|
| Date Approved by Corporate Governance Committee | August 2006 | August 2007 |
| Effective Date of Annual Amounts | September 2006 | September 2007 |
| Retainer | $100,000 | $100,000 |
| Equity Award | $75,000 | $100,000 |
| Audit Committee Chair Fee | $10,000 | $15,000 |
| Compensation Committee Chair Fee | $5,000 | $15,000 |
| Other Committee Chair Fees | $5,000 | $10,000 |

Under Deere's Non-Employee Director Deferred Compensation Plan, directors may choose to defer some or all of their annual retainers until retirement as a director. A director may elect to have these deferrals invested in either an interest-bearing account or in an account with a return equivalent to an investment in Deere common stock.

While a director, restricted shares may not be sold, gifted or otherwise disposed. Directors may lose their restricted shares if their service is terminated for any reason other than retirement, disability or death. The restricted period ends when the director retires from the Board, becomes permanently and totally disabled, dies, or if there is a change in control of Deere. While the restrictions are in effect, the non-employee directors may vote the shares and receive dividends.

In fiscal 2007, Deere provided the following annual compensation to non-employee directors:

## Fiscal 2007 Director Compensation Table

| Name | Fees Earned or Paid in Cash ($) (1) | Stock Awards ($) (2) | Nonqualified Deferred Compensation Earnings ($) (3) | Total ($) |
|---|---|---|---|---|
| Crandall C. Bowles | $106,250 | $85,216 | $ — | $191,466 |
| Vance D. Coffman | $100,000 | $85,216 | $ — | $185,216 |
| T. Kevin Dunnigan | $111,250 | $85,216 | $ — | $196,466 |
| Charles O. Holliday, Jr. (4) | $ 33,333 | $66,665 | $ — | $ 99,998 |
| Dipak C. Jain | $100,000 | $85,216 | $ 16,169 | $201,385 |
| Clayton M. Jones (4) | $ 8,333 | $48,115 | $ — | $ 56,448 |
| Arthur L. Kelly | $107,500 | $85,216 | $ 13,308 | $206,024 |
| Antonio Madero B. | $100,000 | $85,216 | $ — | $185,216 |
| Joachim Milberg | $100,000 | $85,216 | $ — | $185,216 |
| Richard B. Myers | $100,000 | $85,216 | $ — | $185,216 |
| Thomas H. Patrick | $106,250 | $85,216 | $ — | $191,466 |
| Aulana L. Peters | $100,000 | $85,216 | $ — | $185,216 |
| John R. Walter (5) | $ 41,667 | $ — | $ 55,400 | $ 97,067 |

(1) All fees earned in fiscal 2007, including Committee Chairperson fees, whether paid in cash or deferred under the Non-Employee Director Deferred Compensation Plan, are included in this column.

(2) Represents the grant date fair value recognized on restricted stock for financial statement reporting purposes in accordance with FASB Statement No. 123 (revised 2004) ("FAS 123R"). These amounts represent Deere's accounting expense for these awards and do not correspond to the actual value that will be realized by the non-employee directors. All grants are fully expensed in the fiscal year granted based on the grant date price. For fiscal 2007, the grant date was March 7, 2007, and the grant price was $55.21 (the average of the high and low price for Deere common stock on the grant date, adjusted for the two-for-one stock split.) In addition to the restricted stock awarded on March 7, 2007, an additional 138 shares, adjusted for the two-for-one stock split, were granted on October 5, 2007, at a grant price of $74.21 (the average of the high and low price for Deere common stock on the grant date, adjusted for the two-for-one stock split.) These additional shares were granted in conjunction with the increase in the director's equity award approved in August 2007, as shown above. The assumptions made in valuing the restricted stock reported in this column are discussed in Note 1, "Share-Based Compensation" and Note 24, "Stock Option and Restricted Stock Awards" of Deere's consolidated financial statements filed with the SEC on Form 10-K for the fiscal year ended October 31, 2007. Deere recognizes compensation cost on the restricted stock awards in the fiscal year they are granted because directors are eligible to receive payment of the awards upon cessation of service as a member of the Board. The following table lists the cumulative restricted shares outstanding as of October 31, 2007, adjusted for the two-for-one stock split. These shares may not be transferred prior to retirement as a director.

| Director Name | Restricted Shares |
|---|---|
| Crandall C. Bowles. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 19,916 |
| Vance D. Coffman . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,532 |
| T. Kevin Dunnigan . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 18,372 |
| Charles O. Holliday, Jr.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,160 |
| Dipak C. Jain . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,234 |
| Clayton M. Jones . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 824 |
| Arthur L. Kelly. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 27,638 |
| Antonio Madero B.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 22,638 |
| Joachim Milberg. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,708 |
| Richard B. Myers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,176 |
| Thomas H. Patrick . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 19,252 |
| Aulana L. Peters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,008 |

(3) Directors are eligible to participate in the Non-Employee Director Deferred Compensation Plan. Under this plan, participants may defer part or all of their annual cash compensation. In addition, when the non-employee director retirement plan was eliminated in 1997, participating directors at that time received a lump sum deferral to the plan equal to the present value of the life annuity offered under the former retirement plan. For these deferrals, two investment choices are available:

- an interest bearing alternative which pays interest at the end of each calendar quarter based on the prime rate as determined by the Federal Reserve Statistical Release plus 2%; or
- an equity alternative denominated in units of Deere common stock which earns additional shares each quarter at the quarterly dividend rate on Deere common stock.

The amounts included in this column represent the above-market earnings on the interest bearing investment alternative. Above-market earnings represent the difference between the prime rate as determined by the Federal Reserve Statistical Release plus 2% and 120% of the applicable federal long-term rate.

(4) Mr. Holliday was elected to the Board on May 30, 2007, and Mr. Jones was elected to the Board on August 28, 2007. Their amounts reflect a partial year award for retainer fees and a restricted stock award.

(5) Mr. Walter's term expired on February 28, 2007. His amounts reflect partial year payments through that date. His restricted shares have vested as of October 31, 2007.

*The reports of the Audit Review Committee and the Compensation Committee that follow will not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement or future filings into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates the information by reference, and will not otherwise be deemed filed under these Acts.*

## AUDIT REVIEW COMMITTEE REPORT

To the Board of Directors:

The Audit Review Committee consists of the following members of the Board of Directors: T. Kevin Dunnigan (Chair), Charles O. Holliday, Jr., Dipak C. Jain, Joachim Milberg, Thomas H. Patrick and Aulana L. Peters. Each of the members is independent as defined under the rules of the New York Stock Exchange (NYSE). The Audit Review Committee is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities pertaining to the accounting, auditing and financial reporting processes of Deere & Company ("Deere"). Management is responsible for establishing and maintaining Deere's internal control over financial reporting and for preparing financial statements in accordance with accounting principles generally accepted in the United States of America. The Audit Review Committee is directly responsible for the appointment, oversight, compensation and retention of Deloitte & Touche LLP, the independent registered public accounting firm for Deere. Deloitte & Touche LLP is responsible for performing an independent audit of Deere's annual financial statements and internal control over financial reporting, and expressing opinions on (i) the conformity of Deere's financial statements with accounting principles generally accepted in the United States of America and (ii) the effectiveness of internal control over financial reporting.

All members of the Audit Review Committee are financially literate under the applicable NYSE rules, and the following members of the Committee – Mr. Dunnigan, Mr. Holliday, Mr. Patrick and Mrs. Peters – are "audit committee financial experts" within the meaning of that term as defined by the Securities and Exchange Commission (SEC) in Regulation S-K under the Securities Exchange Act of 1934, as amended. The Audit Review Committee has a written charter describing its responsibilities, which has been approved by the Board of Directors and is available on Deere's website at www.deere.com/corpgov. The Audit Review Committee's responsibility is one of oversight. Members of the Audit Review Committee rely on the information provided and the representations made to them by: management, which has primary responsibility for establishing and maintaining appropriate internal control over financial reporting, and for Deere's financial statements and reports; and by the independent registered public accounting firm, which is responsible for performing an audit in accordance with Standards of the Public Company Accounting Oversight Board - United States (PCAOB); and expressing opinions on (i) the conformity of Deere's financial statements with accounting principles generally accepted in the United States and (ii) the effectiveness of internal control over financial reporting.

In this context, we have reviewed and discussed with management Deere's audited financial statements as of and for the year ended October 31, 2007.

We have discussed with Deloitte & Touche LLP, the independent registered public accounting firm for Deere, the matters required to be discussed by PCAOB Interim Auditing Standard AU Section 380, *Communication with Audit Committees.*

We have received and reviewed the written disclosures and the letter from Deloitte & Touche LLP required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as amended, and have discussed with them their independence. We have concluded that Deloitte & Touche LLP's provision of audit and non-audit services to Deere is compatible with their independence.

Based on the reviews and discussions referred to above, and exercising our business judgment, we recommend to the Board of Directors that the financial statements referred to above be included in Deere's Annual Report on Form 10-K for the fiscal year ended October 31, 2007, for filing with the SEC. We have selected Deloitte & Touche LLP as Deere & Company's independent registered public accounting firm for fiscal 2008, and have approved submitting the selection of the independent registered public accounting firm for ratification by the shareholders.

**Audit Review Committee**
T. Kevin Dunnigan (Chair)
Charles O. Holliday, Jr.
Dipak C. Jain
Joachim Milberg
Thomas H. Patrick
Aulana L. Peters

## COMPENSATION DISCUSSION & ANALYSIS ("CD&A")

### Introduction

The CD&A is organized as follows:

- Description of Deere's strategy and compensation philosophy which is the basis for the compensation decisions made by the Compensation Committee of the Board of Directors ("Committee");
- Description of the Committee and the Compensation Consultant roles;
- Explanation of the direct compensation elements and performance metrics, how these elements are benchmarked against the marketplace and the rationale for each element;
- Analysis of total direct compensation; and
- Description of indirect compensation elements and rationale.

### Deere's Aspirations and Strategy

Deere aspires to distinctively serve our customers – those linked to the land – through a great business. To achieve this aspiration, Deere's strategy is:

- Exceptional operating performance;
- Disciplined growth of shareholder value added ("SVA"); and
- Aligned high-performance teamwork.

Execution of this strategy is expected to create a sustainable business that rewards Deere's customers, employees and stockholders. The following CD&A describes how Deere employees, particularly Deere's Named Executive Officers ("Named Executives"), are rewarded through Deere's compensation programs.

### Compensation Philosophy

Deere's compensation philosophy is defined in Deere's Total Rewards Strategy ("TRS"), which was approved by the Board in August 2002. TRS is aligned with Deere's aspirations and business strategy. TRS represents a collaboration between Deere and its salaried employees to achieve higher company performance, while maintaining Deere's core values of quality, innovation, integrity and commitment. This compensation strategy includes base salary, short-term, mid-term and long-term incentive compensation, as well as employee benefits. TRS was communicated throughout the Deere enterprise prior to implementation in fiscal 2004 and applies to the majority of salaried employees and all of the Named Executives listed in the accompanying tables.

Deere's compensation philosophy is based on the following principles:

- Establish structures for each element of compensation that provide total reward opportunity sufficient to attract, retain and motivate high-caliber executives;
- As Named Executives assume greater responsibility:
  - A larger portion of their total compensation should be "at risk" in the form of short-term, mid-term and long-term incentive awards; and
  - A larger portion of their incentive awards should be focused on long-term awards to drive sustainable shareholder value;
- Provide the appropriate level of reward for performance:
  - Below median total compensation for substandard company performance;
  - Median total compensation for median levels of company performance; and
  - Upper quartile total compensation for sustained upper quartile company performance;
- Recognize the cyclical nature of Deere's equipment businesses and the need to manage value throughout the business cycle;

- Provide significant opportunity and incentives for Named Executives to be long-term stockholders of Deere;
- To the extent practicable, structure Deere's compensation programs to meet the tax deductibility criteria in the IRC; and
- Structure Deere's compensation programs to be regarded positively by Deere's stockholders and employees.

As explained in detail below, the award range and ultimate value realized from each of the incentive components of compensation is tied to Deere's performance through association with a financial metric or as a function of the stock price. Deere has chosen the selected metrics to align employee compensation, including compensation for the Named Executives, to Deere's strategy. This alignment is further accomplished by keeping the metrics simple, transparent and consistently communicated from year to year. As an example, SVA, for Deere and for each segment, has been published in the annual report every year since 2002 in the section following the Chairman's letter. In accordance with this compensation philosophy, Deere's financial performance for fiscal 2007 resulted in compensation levels in the upper quartile relative to Deere's peer group. These compensation levels are determined by the Committee after review and consideration of peer group data provided by Hewitt Associates LLC ("Compensation Consultant"), the Committee's compensation consultant. See "Total Direct Compensation" section below for an overview of compensation delivery for fiscal 2007.

Although the required focus of the CD&A is compensation for Named Executives, the compensation programs discussed below apply in many cases to larger groups of employees than the Named Executives as described under the Short-Term Incentive ("STI"), Mid-Term Incentive ("MTI") and Long-Term Incentive ("LTI") sections below.

## Compensation Committee

The Committee is responsible for reviewing and approving corporate goals and objectives relevant to compensation for the majority of salaried employees, evaluating the Named Executives' performance in relation to these goals and evaluating and approving compensation of the Named Executives. See the "Committees" section of the proxy statement for a detailed listing of Committee responsibilities and members. The Committee does not delegate any responsibilities related to the compensation of Named Executives. The Committee exercises its independent judgment when approving executive compensation. No member of the Committee is a former or current officer of Deere or any of its subsidiaries.

The Committee periodically reviews compensation delivery to ensure its alignment with Deere's business strategy and performance, market practices and the interest of employees and stockholders. In addition, the Committee periodically reviews market practices for all elements of executive compensation and approves necessary adjustments to remain competitive.

The Corporate Governance Committee of the Board directs an evaluation process of the Chief Executive Officer ("CEO"). At the Board meeting in August each year, the full Board (in executive session without the CEO present) evaluates the CEO's performance. The Committee considers the Board's evaluation when determining CEO compensation. The CEO does not play a role in and is not present during discussions regarding his own compensation.

The CEO is present for and plays a significant role in setting the compensation for the other Named Executives. The CEO presents an evaluation of each Named Executive's individual performance. The CEO also provides his recommendations for changes to the Named Executives' base salaries and LTI awards. The Committee has the discretion to accept, reject or modify the CEO's recommendations. The other Named Executives are not present during these discussions.

## Compensation Committee Consultant

The Committee retains the Compensation Consultant to provide independent advice and ongoing recommendations regarding executive compensation. The scope of the Compensation Consultant's work includes the following:

- Provide independent input for the Committee's decision-making with respect to executive compensation;
- Provide independent input for the Corporate Governance Committee's decision-making with respect to director compensation;
- Advise the Committee on how best to make compensation decisions balancing stockholder interests with those of management;
- Apprise the Committee of best practices in association with executive compensation; and
- Provide market data as a reference for the Committee to consider in evaluating the Named Executives' base salaries and variable pay awards (both the forms of payments and the amounts).

The Compensation Consultant periodically meets independently with the Chairman of the Committee to discuss compensation matters. In addition, the Compensation Consultant regularly participates in executive sessions with the Committee (without any Deere personnel present) to discuss compensation matters.

Hewitt Associates LLC provides other actuarial and human resource consulting services for Deere, but the Committee believes this does not compromise the Compensation Consultant's ability to provide an independent perspective on executive compensation.

## Peer Group and Market Data

To ensure total compensation for Named Executives is aligned to the market, based on information provided by the Compensation Consultant, Deere benchmarks for compensation and performance against the following peer group.

| | |
|---|---|
| 3M Company | Lockheed Martin Corporation |
| Alcoa Inc. | Northrop Grumman Corporation |
| Caterpillar Inc. | PACCAR Inc. |
| Cummins Inc. | Parker Hannifin Corporation |
| Eaton Corporation | PPG Industries Inc. |
| Emerson Electric Company | Raytheon Company |
| General Dynamics Corporation | Textron Inc. |
| The Goodyear Tire & Rubber Company | TRW Automotive Holdings Corporation |
| Honeywell International Inc. | United Technologies Corporation |
| Illinois Tool Works Inc. | Whirlpool Corporation |
| Ingersoll-Rand Company Limited | Xerox Corporation |
| Johnson Controls Inc. | |

These companies are similar to Deere in sales volume, products, services and global presence. Compensation paid by the peer group is representative of the compensation Deere believes is required to attract, retain and motivate executive talent. The list of companies has not significantly changed in recent years and provides a consistent measure for comparing compensation. The Committee periodically reviews and considers the peer group to confirm that it continues to be an appropriate benchmark for the Named Executives' compensation and company performance.

All references to peer group data throughout the CD&A refer to information provided to the Committee by the Compensation Consultant.

## Elements of Executive Compensation

Total direct compensation for Deere's Named Executives is a mix of cash and equity awards. Base salary, STI and MTI awards are delivered in cash. Long-term incentives ("LTI") consist of equity awards including restricted stock units ("RSUs") and stock options. Indirect compensation includes perquisites, retirement benefits, deferred compensation and post-employment benefits.

Each component of direct and indirect compensation and selected benefits is summarized in the table below:

| Component | Purpose | Characteristics | Where Reported in Accompanying Tables |
|---|---|---|---|
| Base Salary | Reward for level of responsibility, experience and sustained individual performance | Fixed cash component targeted at Deere's peer group median. Base salary can vary from market due to individual performance, experience and time in position. | Fiscal 2007 Summary Compensation Table under the column "Salary" |
| Discretionary Bonus Awards | To recognize outstanding individual achievement | A cash award that may not exceed 20% of base salary, except in unusual circumstances. No discretionary bonuses were awarded in fiscal 2007. | Not applicable in fiscal 2007 |
| Short-Term Incentive ("STI") | Reward for the achievement of higher profitability through operating efficiencies and asset management throughout all phases of the business cycle | A target STI award is designed to provide median annual cash compensation when combined with base salary compared with Deere's peer group. | Fiscal 2007 Summary Compensation Table under the column "Non-Equity Incentive Plan Compensation" and Fiscal 2007 Grants of Plan-Based Awards under the column "Estimated Future Payouts Under Non-Equity Plan Awards" |
| Mid-Term Incentive ("MTI") | Reward for the achievement of sustained profitable growth over a four-year performance period | Cash portion of long-term compensation. A target MTI award is designed to provide upper quartile compensation in combination with base salary, target STI and LTI awards compared with Deere's peer group. | Fiscal 2007 Summary Compensation Table under the column "Non-Equity Incentive Plan Compensation" and Fiscal 2007 Grants of Plan-Based Awards under the column "Estimated Future Payouts Under Non-Equity Plan Awards" |
| Long-term Incentive ("LTI") | Reward for the creation of shareholder value as reflected by Deere's stock price | Equity-based portion of long-term compensation. A target LTI award in combination with base salary and a target STI award are designed to provide median compensation compared with Deere's peer group. Award is delivered through a combination of RSUs and stock options. Ultimate value of award depends on Deere's stock price. | Fiscal 2007 Summary Compensation Table under the column "Stock Awards" and "Option Awards"; Fiscal 2007 Grants of Plan-Based Awards under the column "Grant Date Fair Value of Stock and Option Awards"; Outstanding Equity Awards at Fiscal 2007 Year-End; Fiscal 2007 Option Exercises and Stock Vested; Fiscal 2007 Deferred Compensation Table in the row "Deferred RSUs". |

| Component | Purpose | Characteristics | Where Reported in Accompanying Tables |
|---|---|---|---|
| Perquisites | Provide Deere executives with selected benefits commensurate with those provided to executives at Deere's peer group companies | Benefits which personally benefit an employee and available to a select group of employees. | Fiscal 2007 Summary Compensation Table under the column "All Other Compensation" |
| Retirement Benefits | Provide an appropriate level of replacement income upon retirement | A defined benefit pension plan plus a 401(k) plan (John Deere Savings and Investment Plan ("SIP")). Deere's matches to the SIP are based on the applicable pension option (traditional versus contemporary) and Deere's performance. | Fiscal 2007 Summary Compensation Table under the columns "Change in Pension Value" and "All Other Compensation"; Fiscal 2007 Pension Benefits Table |
| Deferred Compensation Benefits | Allows executives to defer compensation on a more tax-efficient basis | Employees can elect to defer base salary, STI or MTI into the Voluntary Deferred Compensation Plan. Employees participating in the contemporary pension option can defer employee contributions and receive matching employer contributions under the Deferred Compensation Restoration Plan. Also includes deferred RSUs. | Accumulated amounts deferred are reported in the Fiscal 2007 Deferred Compensation Table. Above-market earnings on these accounts are reported in the Fiscal 2007 Summary Compensation Table under the column "Nonqualified Deferred Compensation Earnings". |
| Potential Payments upon Change in Control | Encourage executives to operate in the best interest of stockholders | Contingent in nature. Most elements are payable only if a Named Executive's employment is terminated as specified under the change in control provisions of various plans. | Fiscal 2007 Potential Payments upon Change in Control |
| Other Potential Post-Employment Payments | Lists potential payments under the scenarios of death, disability, retirement, termination without cause or for cause, and voluntary separation | Contingent in nature. Amounts are payable only if a Named Executive's employment is terminated as specified under the arrangements of various plans. | Fiscal 2007 Potential Payments upon Termination of Employment Other than Following a Change in Control |

## Direct Compensation Elements

Following is additional information about each direct compensation element including discussion of performance metrics, where applicable:

### *Base Salary*

In determining salary levels for each of Deere's Named Executives, the Committee takes into consideration factors such as fulfillment of job responsibilities, the financial and operational performance of the activities directed by each Named Executive, the financial performance of Deere relative to Deere's peer group companies, experience, time in position and potential. Each Named Executive's current salary as compared to the salary range and the median salary practices of Deere's peer group is also considered.

In November 2006, the Committee approved a base salary increase of 8.64% for the CEO. This increase resulted in the CEO's base salary reaching the market median for the first time since Mr. Lane became CEO in June 2000. The Committee also approved increases ranging from 3-10% for the other Named Executives. These increases aligned the other Named Executives' base salaries with the market median for similar positions, except for the Chief Financial Officer ("CFO"). The CFO's base salary is below the market median due to his short time in the position.

### Short-Term Incentive ("STI")

Three factors are used to calculate the amount of the STI award paid to the Named Executives:
- Salary;
- Target award as described below under "Approval of STI Target Awards"; and
- Operating Return on Operating Assets ("OROA") and Return on Equity ("ROE") results as defined below under "Performance Metrics for STI."

The STI Plan is periodically approved by Deere stockholders and was last approved at the February 2005 annual meeting.

*Performance Metrics for STI*

OROA is the performance metric used by Deere's Equipment Operations. Deere is primarily a manufacturing company with high investment in fixed assets, such as buildings and machinery, and significant expenses with longer term payoffs, such as research and development. Targeted OROA performance for each Equipment Operation changes according to the actual sales volume.



The line in the above graph is a representation of how Deere's operating leverage functions in a given business. For Deere, operating leverage means:
- When sales volumes are low, it is more difficult to cover fixed costs and achieve high asset turnover; therefore, OROA performance goals are lower; and
- When sales volumes are high, it is easier to cover fixed costs and achieve high asset turnover; therefore, OROA performance goals are higher.

By adjusting OROA performance goals as sales volumes change, Deere believes the level of difficulty in attaining targeted performance will be comparable for a range of sales volumes. To be successful as market conditions change, Deere must strategically position the business by encouraging sound employee decisions regarding investment of capital and other asset utilization. This model encourages management to make the necessary structural changes to the business such as capacity planning, margin enhancements and asset turnover for a given level of volumes. Using OROA aligns this strategy to employee decisions that affect this component of variable pay.

At the beginning of fiscal 2007, the Committee approved the following OROA goals at different sales volume levels for the Equipment Operations:

|  | Minimum | Target | Maximum |
|---|---|---|---|
| OROA Goals at Low Volume . . . . . . . . . . . . . . . . . . | 4% | 8% | 12% |
| OROA Goals at Mid-Volume . . . . . . . . . . . . . . . . . . | 8% | 12% | 20% |
| OROA Goals at High Volume. . . . . . . . . . . . . . . . . . | 12% | 20% | 28% |

ROE is the performance metric for Financial Services. The Financial Services operation has different cash flow risk characteristics and operates with significantly different debt-to-equity leverage than the Equipment Operations. ROE goals for the Financial Services operation are adjusted for the actual mix of business subsidized by Deere Equipment Operations as well as for the business not subsidized. ROE goals are higher for non-subsidized business. The Committee approved the following ROE goals at the beginning of fiscal 2007:

| Minimum | Target | Maximum |
|---|---|---|
| 12.36% | 13.22% | 14.09% |

The OROA and ROE calculations can be summarized as follows:

OROA for the Equipment Operations:
Operating profit (after provisions for STI and MTI awards)
+ Provisions for STI awards
+ Provisions for MTI awards
= Adjusted operating profit

OROA = Adjusted operating profit ÷ Average identifiable assets with inventories at standard cost and significant goodwill phased in over sixty months

ROE for the Financial Services:
Net income (after taxes and provisions for STI and MTI awards)
+ Provisions for MTI awards (net of income taxes)
= Adjusted net income

ROE = Adjusted net income ÷ Average equity with equity related to significant goodwill phased in over sixty months

Any significant goodwill from acquisitions is phased into average assets or average equity evenly over a sixty-month period. This policy encourages investments in sound acquisitions that may include goodwill, while still requiring effective integration and management of new businesses in a timely manner.

For the Named Executives, a corporate composite weighting is used to calculate STI. The corporate composite weighting consists of:

40% Agricultural Equipment Operations OROA;
20% Construction & Forestry Operations OROA;
20% Commercial & Consumer Equipment Operations OROA; and
20% Financial Services ROE.

For fiscal 2008, the OROA and ROE goals approved by the Committee in November 2007 remain unchanged from the fiscal 2007 goals set forth above.

*Approval of STI Rates*

After review and consideration of Deere's peer group data for target cash bonuses, the Committee approves target STI rates as a percent of base salary for Named Executives at the beginning of the fiscal year. For fiscal 2007, the Committee approved STI rates as follows:

| STI Award Rates: | Fiscal Year 2007 | | |
| --- | --- | --- | --- |
| Performance Level | Minimum | Target | Maximum |
| CEO | 55.0% | 110.0% | 220.0% |
| Other Named Executives | 35.0% | 70.0% | 140.0% |

For more information on the range of STI awards approved for fiscal 2007, see the Executive Compensation table - Fiscal 2007 Grants of Plan-Based Awards and footnote (2) to the table.

*Fiscal 2007 Performance Results for STI*

The chart below details:
- the goals that were necessary to achieve maximum STI payout based on the actual sales volumes (OROA) and the actual mix of business (ROE) utilizing the STI performance metrics approved by the Committee; and
- the actual OROA and ROE performance achieved and calculated in accordance with the STI plan.

| Fiscal 2007 Performance Results For STI: | Goal to Achieve Maximum Payout | Fiscal 2007 Performance Results | Payout Level |
| --- | --- | --- | --- |
| Agricultural Equipment Operations OROA. . . . . . . . . . . | 22% | 36% | Maximum |
| Construction & Forestry Operations OROA . . . . . . . . . . | 20% | 26% | Maximum |
| Commercial & Consumer Equipment Operations OROA. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 17% | 21% | Maximum |
| Financial Services ROE . . . . . . . . . . . . . . . . . . . . . . . . . | 14% | 15% | Maximum |

For fiscal 2007, actual sales volumes were slightly above the mid-level volume collectively for the Equipment Operations.

STI awards paid to Named Executives are detailed in the Fiscal 2007 Summary Compensation Table under footnote (3).

The STI plan and the results for fiscal 2007 described above are also used to determine the STI award paid to most salaried employees worldwide. For fiscal 2007, STI awards paid to the Named Executives were about 2% of the total amount of STI awards paid to approximately 23,500 eligible salaried employees.

### Long-Term Compensation

Long-term compensation consists of a combination of MTI and LTI. MTI is paid in cash and is considered part of long-term compensation because each performance period encompasses four years. LTI is awarded using RSUs and stock options.

### Mid-Term Incentive ("MTI")

The following factors are used to calculate the amount of the MTI award paid to the Named Executives:
- Median of actual salaries for the salary grade;
- Target award as described below under "Approval of MTI Target Awards";
- Shareholder Value Added ("SVA") results as defined below under "Performance Metrics for MTI"; and
- Number of eligible employees *

\* Participation in MTI plan includes management level employees worldwide numbering about 6,300 as of fiscal 2007; therefore, the amount of each individual MTI award is determined, in part, by the number of eligible employees in the pool.

The MTI Plan is periodically approved by Deere stockholders. The last approval occurred at the February 2003 annual meeting. The MTI Plan will be considered for re-approval at the February 2008 annual meeting.

*Performance Metrics for MTI*

In 2003, the Committee established SVA as the MTI performance metric to determine Deere's success in delivering sustained growth in economic profitability. SVA was selected as the MTI performance metric because the Committee believes that Deere should: (a) earn, at a minimum, its weighted average cost of capital each year; (b) ensure investments in capital and research and development earn their cost of capital; and (c) ensure acquisitions do not dissipate shareholder value. Deere believes that sustained growth can be accomplished only through a combination of revenue growth and high returns on invested capital. Because MTI is based on enterprise-wide SVA, MTI facilitates teamwork across Deere business units.

SVA calculations for the Equipment Operations and Financial Services can be summarized as follows:

> SVA of Equipment Operations:
> Operating profit (after provision for MTI awards)
> \+ Provisions for MTI awards
> \- Estimated cost of assets ((average identifiable assets with inventories at standard cost and significant goodwill phased in over sixty months) x 12% cost of capital)
> = SVA of Equipment Operations

> SVA of Financial Services:
> Net income divided by after-tax earnings rate of 65%
> \+ Provisions for MTI awards
> +/- After tax charge in the allowance for credit losses
> \- Estimated cost of equity ((average equity plus average allowance for credit losses and equity related to significant goodwill phased in over sixty months) x approximately 18%)
> = SVA of Financial Services

SVA of Equipment Operations + SVA of Financial Services = Deere SVA

Any significant goodwill from acquisitions is phased into average assets or average equity evenly over a sixty-month period. This policy encourages investments in sound acquisitions that may include goodwill, while still requiring effective integration and management of new businesses in a timely manner.

The Committee continues to evaluate and test various operating performance metrics to determine the strongest correlation over time with shareholder value creation. The Committee believes SVA contains significant sustained performance incentives, has a proven correlation to Deere's total shareholder return and has aligned employee performance with Deere's business strategy over the past four years.

Each year, the Committee establishes MTI performance periods consisting of four consecutive fiscal years. Deere is engaged in a number of historically cyclical businesses. The four-year performance period approach emphasizes and rewards consistent, sustained operating performance. Since MTI was approved in 2003, two phase-in performance periods were completed during fiscal 2004 and 2005, and full four-year performance periods were completed during fiscal 2006 and 2007. Starting with the completion of the first full four-year performance period in fiscal 2006, the

Committee has conducted annual reviews of the target and maximum SVA cap and adjusted these measures of SVA to align with Deere strategies for the performance period that begins in the next fiscal year. The chart below details the target and maximum SVA goals for each of the performance periods that include fiscal 2007 and the goals approved for the four-year performance period beginning in fiscal 2008.

| Four-Year Performance Periods | Fiscal 2004 through Fiscal 2007 | Fiscal 2005 through Fiscal 2008 | Fiscal 2006 through Fiscal 2009 | Fiscal 2007 through Fiscal 2010 | Fiscal 2008 through Fiscal 2011 |
|---|---|---|---|---|---|
| Target SVA | $1.5 billion | $1.5 billion | $1.5 billion | $2.0 billion | $2.075 billion |
| Maximum SVA Cap | $3.0 billion | $3.0 billion | $3.0 billion | $4.0 billion | $4.15 billion |
| % of SVA Shared | 4.7% | 4.7% | 4.7% | 4.0% | 4.0% |
| MTI Payout to all Plan Participants at Target | $70.5 million | $70.5 million | $70.5 million | $80 million | $83 million |
| Payable in | Dec 2007 | Dec 2008 | Dec 2009 | Dec 2010 | Dec 2011 |
| Approved by Committee | Aug 2002 | Nov 2004 | Nov 2005 | Nov 2006 | Nov 2007 |

If performance criteria are met, MTI plan participants share in a percentage of four-year accumulated SVA (see chart above), which results in a cash payout. The payout amount for each employee is calculated using the MTI award rates below, but will vary depending on the number of eligible employees in the pool. Any individual MTI award cannot exceed the maximum approved by the Committee.

Inherent in the MTI plan is a lagging, four-year impact of SVA. Whether positive or negative, SVA results for a given year become part of the MTI award calculation for that year and the next three years. Likewise, negative SVA in a given year is part of the calculation for that year and the next three years and can offset positive SVA earned in a prior or future year. Thus, MTI plan payouts made in a weak-performance year, following several strong-performance years, will be higher than the financial results for a weak-performance year alone would justify. The opposite is also true: MTI plan payouts in a strong-performance year, following a number of weak-performance years, will be lower than the financial results for the strong-performance year alone would justify.

*Approval of MTI Rates*

After review and consideration of upper quartile compensation data of Deere's peer group, the Committee approves target MTI rates as a percent of salary at the beginning of the last fiscal year of the four-year performance period. The Committee approved the following MTI award rates for the four-year performance period ending October 31, 2007.

| MTI Award Rates: | Fiscal 2007 | | |
|---|---|---|---|
| | Minimum * | Target | Maximum |
| CEO | $1,100 | 160% | 320% |
| Other Named Executives | $400 | 123% | 246% |

*A minimum MTI award (defined in terms of actual dollars rather than as a percentage of salary) will not be paid unless accumulated SVA exceeds $1 million for a four-year performance period.

For details of the range of MTI awards approved for the performance period beginning in fiscal 2007, see the Executive Compensation table - Fiscal 2007 Grants of Plan-Based Awards and footnote (2) to the table.

*Fiscal 2007 Performance Results for MTI*

Deere's SVA, calculated in accordance with the MTI performance metrics as described above, for the four-year performance period ending October 31, 2007, is as follows:



**Deere Enterprise SVA**
**Accumulated SVA for Performance Period = $4,912**

For the four-year performance period ending October 31, 2007, the accumulated SVA, calculated in accordance with the MTI plan as described above, exceeded the $3 billion cap resulting in a maximum MTI award. MTI awards paid to Named Executives are detailed in the Fiscal 2007 Summary Compensation Table under footnote (3). For fiscal 2007, MTI awards paid to the Named Executives were equal to approximately 6% of the MTI payout to all eligible employees.

In the eight years preceding the implementation of MTI, accumulated SVA, as reported, was negative $1.4 billion as compared to accumulated positive SVA of $4.2 billion since 2003. Deere's adoption of the SVA model was an important factor in this significant SVA improvement.

**Long-Term Incentive ("LTI")**

The purpose of LTI is to reward Named Executives for the creation of sustained shareholder value, encourage ownership of Deere stock, foster teamwork and retain and motivate high-caliber executives. Deere believes LTI aligns the interests of the Named Executives and stockholders.

LTI awards consist of annual grants of market-priced stock options and RSUs under the John Deere Omnibus Equity and Incentive Plan ("Omnibus Plan"). The Omnibus Plan is periodically approved by Deere stockholders. The last such approval occurred at the February 2006 annual meeting.

LTI grants to Named Executives are based on the following criteria established by the Committee: level of responsibility, base salary, individual performance, current market practice, the target award based on peer group data and the number of shares available under the Omnibus Plan. The number of options or RSUs previously granted to, or held by, a Named Executive is not a factor in determining individual grants. Past awards were granted based on performance in prior years. As a result, potential accumulated wealth is not viewed as relevant in arriving at the current year LTI award.

*Approval of LTI Target Awards*

At the beginning of the fiscal year, after review and consideration of Deere's peer group data on target long-term incentives, the Committee approves a range of LTI factors as a multiple of the base salaries for Named Executives. The following factors were approved for fiscal 2007:

| LTI Award Factors: | Fiscal 2007 | | |
| --- | --- | --- | --- |
| | Minimum | Target | Maximum |
| CEO | 12.75x | 17.375x | 22x |
| Other Named Executives | 6x | 8.5x | 11x |

After review and consideration of the peer group data, the Committee also approved the LTI award value to be delivered as approximately 50% in stock options and approximately 50% in RSUs, with a 3:1 conversion ratio of options to RSUs, which the Committee believes is consistent with current market practices for LTI awards as compared to Deere's peer group. Using these factors and the grant price, the number of RSUs and options delivered is determined. See Fiscal 2007 Grants of Plan-Based Awards and footnotes (3) and (4) to the table for more information on LTI awards delivered as well as terms of these awards.

The Committee determines LTI awards at the first Committee meeting at the beginning of the fiscal year. See footnote (3) to Fiscal 2007 Grants of Plan-Based Awards table for LTI factors used to calculate the number of RSUs and options awarded to each individual Named Executive during fiscal 2007. The Committee has the discretion to increase or decrease a target LTI award within the approved range to distinguish an individual's level of performance for the prior fiscal year. As footnote (3) demonstrates, in some circumstances, the Committee exercised this discretion to modify the target award for individual performance. The accounting expense related to the LTI awards for Named Executives is detailed in the Fiscal 2007 Summary Compensation Table under footnotes (1) and (2).

For fiscal 2007, the number of RSUs granted to Named Executives represented 61% of all RSUs granted to eligible salaried employees and the number of stock options granted to Named Executives represented 14% of stock options granted to eligible salaried employees. This supports the philosophy that as Named Executives assume more responsibility, a larger portion of their incentive compensation should be focused on longer-term awards.

*LTI Grant Practices*

As has been the practice for more than 15 years, the Committee authorizes the annual LTI awards for all eligible employees on a single date each year. The grant date is seven calendar days after the first Board meeting of the fiscal year. This timing allows for stock price stabilization after the release of year-end financial results and Board meeting announcements. The grant price for LTI awards is the average of the high and low Deere common stock price on the grant date as reported on the NYSE. Deere has used the average grant price methodology for more than 30 years. This grant price is also used to determine the number of RSUs and stock options to be granted.

*Stock Ownership Guidelines*

Stock ownership guidelines apply to Named Executives to encourage the retention of stock acquired through Deere's various equity incentive plans. These guidelines are based on a multiple of each Named Executive's base salary. The guidelines are five times base salary for the CEO and 3.5 times base salary for the other Named Executives. RSUs and any common stock held personally by the Named Executive are included in determining whether a Named Executive has achieved the applicable ownership guideline. Stock options are not included in calculating whether the guidelines have been met. Once the guideline is achieved by the Named Executive, the number of shares held at that time becomes the fixed stock ownership requirement for the Named Executive, even if base salary increases. Each of the Named Executives has achieved stockholdings in excess of the applicable multiple.

## Total Direct Compensation

### *Review and Approval of Total Direct Compensation*

The Committee believes the pay elements described above are consistent with Deere's compensation philosophy of paying for performance, supporting business strategies and paying competitively. Each pay element is designed to complement the other and reward the achievement of short-term and long-term objectives. After review and consideration of Deere's peer group data, the Committee reviews the combination of these elements when establishing target compensation. The Committee intends that the combination of base salary and target STI and LTI awards will result in compensation at market median. If the MTI target award is met, the Named Executives will receive upper quartile compensation as compared to Deere's peer group. Deere's financial performance for the current business cycle represents upper quartile company performance as compared to Deere's peer group. Therefore, the Committee and management believe that upper quartile compensation for the Named Executives is in line with Deere's performance.

Direct compensation is the focus of the Committee's annual review of compensation for the Named Executives. The following table summarizes the direct compensation elements awarded to Named Executives in fiscal 2007 using (a) the full grant date value for RSUs awarded in 2007; and (b) the full binomial value for stock options awards in 2007. Inclusion of the table is not intended to replace the Fiscal 2007 Summary Compensation Table, but rather to reflect how the Committee views the compensation awarded to Named Executives during the year and at the time equity awards are granted. Market data for most of the companies in Deere's peer group is available using this methodology.

| Name | Salary | Stock Awards | Option Awards | Non-Equity Incentive Plan Compensation | Total Direct Compensation |
|---|---|---|---|---|---|
| Robert W. Lane | $1,306,280 | $3,505,059 | $3,063,858 | $6,393,070 | $14,268,267 |
| Michael J. Mack, Jr. | $ 515,646 | $ 570,922 | $ 499,048 | $1,834,698 | $ 3,420,314 |
| Samuel R. Allen | $ 546,521 | $ 783,385 | $ 684,820 | $1,877,143 | $ 3,891,869 |
| David C. Everitt | $ 552,299 | $ 777,096 | $ 679,294 | $1,885,089 | $ 3,893,778 |
| Nathan J. Jones | $ 551,465 | $ 738,203 | $ 645,269 | $1,898,567 | $ 3,833,504 |
| H. J. Markley | $ 538,596 | $ 742,556 | $ 649,131 | $1,880,550 | $ 3,810,833 |

Committee actions for each direct element of pay resulted in total compensation:
- near the 75th percentile of Deere's peer group for the CEO;
- slightly below the 75th percentile of Deere's peer group for the CFO (due to time in position); and
- slightly above, on average, the 75th percentile for the remaining Named Executives.

Although the Committee has the authority to decrease or eliminate the STI and/or MTI awards, the Committee has not done so for fiscal 2007. The Committee recognizes individual fulfillment of duties through adjustments to base salary and awarding LTI within the approved ranges discussed above. The Committee reviews total direct compensation for each Named Executive and compares this compensation to the market position data of Deere's peer group. This market position data takes into account the level of responsibility (including the level of sales volume) for the Named Executive's operations.

Total direct compensation for the CEO is higher than other Named Executives due to the CEO's breadth of responsibilities for the entire enterprise and is supported by a comparison to Deere's peer group. In addition, the absence of a Chief Operating Officer in Deere's organizational structure creates a larger gap between the CEO and other Named Executives than at many other companies. Deere has a practice of rotating individuals among the senior officer positions. Thus, while the market data for each position is a factor in reviewing total direct compensation, individual fulfillment of duties, development, time in position and experience are also considered. The Committee does not define a certain multiple of CEO compensation as compared to the compensation of the other Named Executives.

### *Limitations on Deductibility of Compensation*

Section 162(m) of the IRC generally limits to $1 million the U.S. federal tax deductibility of compensation paid in one year to any employee. Performance-based compensation is not subject to the limits on deductibility of Section 162(m), provided such compensation meets certain requirements, including stockholder approval of material terms of compensation.

The Committee strives to provide Named Executives with compensation programs that will preserve the tax deductibility of compensation paid for Deere, to the extent reasonably practicable and to the extent consistent with Deere's other compensation objectives. The Committee believes, however, that stockholder interests are best served by not restricting the Committee's discretion and flexibility in structuring compensation programs, even though those programs may result in certain non-deductible compensation expenses.

### *Recoupment of Previously Paid Incentive Compensation*

In November 2007, the Committee adopted the Executive Incentive Award Recoupment Policy ("Recoupment Policy"). The Recoupment Policy applies to the recoupment of incentive compensation paid to or deferred by certain executives (including the Named Executives) if certain conditions are met. This policy applies if the Named Executive engaged in misconduct that:
- contributed to the need for a restatement of all or a portion of Deere's financial statements filed with the SEC; or
- contributed to inaccurate operating metrics being used to calculate incentive compensation.

Under the Recoupment Policy, if either of the above scenarios apply, there must also be a determination that the Named Executive's incentive compensation would have been lower if the misconduct had not occurred.

## Indirect Compensation Elements

Following is additional information about each indirect compensation element:

### *Perquisites*

Various perquisites are offered to Named Executives that Deere and the Committee believe are reasonable to remain competitive. These perquisites constitute a small percentage of total compensation. The Committee periodically reviews the levels of perquisites. For more information on the perquisites provided and to whom they apply, see footnote (5) to the Fiscal 2007 Summary Compensation Table. In addition to the items listed in this table, Named Executives, as well as other selected employees, are also provided with the following perquisites at no incremental cost: indoor parking, monitoring of home security systems and access to Deere-sponsored skyboxes at local venues for personal use when not needed for business purposes. Installation and maintenance costs of home security systems are the responsibility of the employee.

### *Retirement Benefits*

*Pension Benefits*

The Named Executives participate in the same range of pension benefits and are covered by the same plans (with the exception of the Officer Option discussed under Pension Benefits) on the same terms as are provided to most qualifying U.S. salaried employees ("Salaried Plan"). Deere has the following two additional defined benefit plans:
- The Senior Supplementary Pension Benefit Plan ("Supplementary Plan"), in which employees who earn more than the limits imposed by the IRC are eligible to participate.

- The John Deere Supplemental Pension Benefit Plan ("Supplemental Plan") which is available to certain employees.

The defined benefit plans serve as important retention tools, are designed to provide a level of competitive replacement income upon retirement and also serve as an additional reward for long-term employment. The Supplementary and Supplemental Plans increase participant retirement benefits above amounts available under the Salaried Plan. For additional information, see the Fiscal 2007 Pension Benefits Table along with the accompanying narrative and footnotes.

*John Deere Savings and Investment Plan*

Deere offers a 401(k) plan that is a tax-qualified retirement savings plan, called the John Deere Savings and Investment Plan ("SIP"). The SIP is available to the majority of U.S. employees paid on the U.S. payroll system. Named Executives are eligible to participate in the SIP. Employee contributions to the SIP are made on a pre-tax basis or post-tax basis under the Roth 401(k) option. Participants who are under the traditional pension option (see "Pension Benefits" section below) can contribute up to 50% of their base salary to the SIP (excluding STI awards and subject to U.S. Internal Revenue Service ("IRS") limitations). Participants who are under the contemporary pension option can contribute up to 50% of their base salary to the SIP (including STI awards and subject to IRS limitations). SIP participants over age 50 may contribute up to an additional 25% of base salary (and STI if the contemporary option was selected) for catch-up contributions. Deere also makes matching contributions on up to six percent of an employee's pay to participant SIP accounts. For both the traditional and contemporary match calculations, the fiscal year-end corporate composite OROA of the STI Plan (see the "Performance Metrics for STI" section above) is used for determining the level of actual company match for the participating employee's SIP account for the following calendar year. For calendar 2007, the company match, reported under the "All Other Compensation" column of the Fiscal 2007 Summary Compensation Table, was as follows (stated as a percent of base salary):

| Traditional 1% – 6% | Contemporary First 2% | Contemporary Next 4% |
|---|---|---|
| 100% | 300% | 100% |

## *Deferred Compensation Benefits*

Compensation may be deferred as follows:
- The John Deere Voluntary Deferred Compensation Plan is offered to certain executives, including Named Executives, by providing a longer-term savings opportunity on a tax-efficient basis;
- The John Deere Defined Contribution Restoration Plan is a nonqualified savings plan intended to restore contributions to the SIP that are limited by the IRS contribution limits for certain employees as described later; and
- Deferred RSUs are units that have vested, but are either restricted by the holding period or deferred at the election of the Named Executive.

All deferred compensation benefits are offered to attract, retain and motivate employees and are commonly offered by companies with whom Deere competes for talent. See the "Nonqualified Deferred Compensation" section below for more details.

### Potential Payments upon Change in Control and Other Potential Post-Employment Payments

*Potential Payments upon Change in Control*

Deere has had change in control agreements in place since 2000. In November 2007, the Board approved revisions to the change in control plan, which is extended to certain executives including the Named Executives in the event of a change in control and a qualifying termination (commonly referred to as a "double trigger"). After review and consideration of the peer group data, the benefits provided in the change in control agreements were approved by the Committee. For more information, see Fiscal 2007 Potential Payments upon Change in Control and corresponding tables. The Committee believes that change in control agreements serve the following purposes:

- Encourage executives to act in the best interests of stockholders in evaluating a transaction that, without a change in control arrangement, could be personally detrimental;
- Keep executives focused on running the business in the face of real or rumored transactions;
- Protect the value of Deere by retaining key talent in the face of corporate changes;
- Include restrictive covenants (such as non-compete provisions) to protect the value of Deere after a change in control; and
- Aid in the attraction and retention of these executives as a competitive practice.

*Other Potential Post Employment Payments*

Upon certain types of terminations of employment not related to a change in control, payments under various Deere policies and plans may be paid to Named Executives. These events and amounts are explained in the Fiscal 2007 Potential Payments upon Termination of Employment Other Than Following a Change in Control section below.

# COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors has reviewed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and discussed it with the Company's management. Based on the Compensation Committee's review and discussions with management, the Compensation Committee recommends to the Board of Directors that the Compensation Discussion and Analysis be included in Deere's Annual Report on Form 10-K for the fiscal year ended October 31, 2007, and the proxy statement.

> Arthur L. Kelly, Chair
> Crandall C. Bowles
> Vance D. Coffman
> Clayton M. Jones
> Antonio Madero B.
> Richard B. Myers

# EXECUTIVE COMPENSATION TABLES

## Fiscal 2007 Summary Compensation Table

Deere is required to include the CEO, CFO and the next three highest paid executives in the Fiscal 2007 Summary Compensation Table. In September 2007, Mr. Jones announced his retirement effective in December 2007. Therefore, Mr. Jones and the next three highest paid executives have been included for a total of six Named Executives.

| Name & Position | Fiscal Year | Salary ($) | Stock Awards ($) (1) | Option Awards ($) (2) | Non-Equity Incentive Plan Compensation ($) (3) | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (4) | All Other Compensation ($) (5) | Total ($) |
|---|---|---|---|---|---|---|---|---|
| Robert W. Lane Chairman, President & Chief Executive Officer | 2007 | $1,306,280 | $5,134,780 (6) | $4,181,359 (6) | $ 6,393,070 | $3,106,847 | $ 381,086 | $20,503,422 |
| Michael J. Mack, Jr. Senior Vice President & Chief Financial Officer | 2007 | $ 515,646 | $ 452,041 | $ 418,310 | $1,834,698 | $ 99,629 | $ 136,316 | $ 3,456,640 |
| Samuel R. Allen President, Worldwide Construction & Forestry | 2007 | $ 546,521 | $ 821,824 | $ 660,914 | $1,877,143 | $ 270,349 | $ 154,444 | $ 4,331,195 |
| David C. Everitt President, Agricultural Equipment | 2007 | $ 552,299 | $1,135,859 (6) | $ 930,154 (6) | $1,885,089 | $ 373,182 | $ 49,321 | $ 4,925,904 |
| Nathan J. Jones (Retired) President, Commercial & Consumer Equipment | 2007 | $ 551,465 | $1,676,521 (6) | $1,388,060 (6) | $1,898,567 | $ 137,343 | $ 59,982 | $ 5,711,938 |
| H. J. Markley Executive Vice President Parts & Supply Mgmt | 2007 | $ 538,596 | $1,130,183 (6) | $ 920,476 (6) | $1,880,550 | $ 377,903 | $ 156,934 | $ 5,004,642 |

(1) Represents the amount recognized for financial statement reporting purposes with respect to outstanding RSUs in accordance with FAS 123R. The assumptions made in valuing RSUs reported in this column are discussed in Note 1, "Share-Based Compensation" and Note 24, "Stock Option and Restricted Stock Awards" of Deere's consolidated financial statements filed with the SEC on Form 10-K for the fiscal year ended October 31, 2007. See the Fiscal 2007 Grants of Plan-Based Awards table for the full fair value of RSUs granted in 2007. RSUs are valued using the full value grant price as of the grant date and this value does not correspond to the actual value that will be realized by the Named Executives. The RSUs included in this table vest after three years and must be held for at least five years. RSU grants are discussed in the "Long-Term Incentive" section of the CD&A under "Elements of Executive Compensation". Except as described in footnote (6) below, the compensation cost of RSUs is recognized on a straight-line basis over the three-year vesting period. In accordance with SEC rules, the amounts shown exclude the potential impact of estimated forfeitures related to service-based vesting conditions.

(2) Represents the amount recognized for financial statement reporting purposes with respect to outstanding option awards in accordance with FAS 123R. Deere uses a binomial lattice option pricing model to calculate option value and this value does not correspond to the actual value that may be realized by the Named Executives. Except as described in footnote (6) below, the compensation cost of the stock options that vest is recognized on a straight-line basis over the three-year vesting period. The assumptions made in valuing option awards reported in this column and a more detailed discussion of the binomial lattice option pricing model are described

in Note 1 "Share-Based Compensation" and Note 24, "Stock Option and Restricted Stock Awards" of Deere's consolidated financial statements filed with the SEC on Form 10-K for the fiscal year ended October 31, 2007. See the Fiscal 2007 Grants of Plan-Based Awards table for the full fair value of options granted in 2007. Option grants are discussed in the "Long-Term Incentive" section of the CD&A under "Elements of Executive Compensation".

(3) Non-equity incentive plan compensation includes cash awards under the STI plan and the MTI plan. See the CD&A under "Elements of Executive Compensation" for a more detailed description of STI and MTI awards. Cash awards earned for a given performance period ending in fiscal 2007 were paid to Named Executives on December 14, 2007, unless deferred under the Voluntary Deferred Compensation Plan.

The following table shows the awards earned under the STI and MTI plans:

| | | STI (a) | | | MTI (b) | | | |
| | | Target Award as % of Salary | Actual Award as % of Target | Award Amount | Target Award as % of Median Salary | Actual Award as % of Target | Award Amount | Total Non-Equity Incentive Plan Compensation |
| Name | Fiscal Year | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Robert W. Lane | 2007 | 110% | 200% | $2,873,816 | 160% | 200% | $3,519,254 | $6,393,070 |
| Michael J. Mack, Jr. | 2007 | 70% | 200% | $ 708,182 | 123% | 200% | $1,126,516 | $1,834,698 |
| Samuel R. Allen | 2007 | 70% | 200% | $ 750,627 | 123% | 200% | $1,126,516 | $1,877,143 |
| David C. Everitt | 2007 | 70% | 200% | $ 758,573 | 123% | 200% | $1,126,516 | $1,885,089 |
| Nathan J. Jones | 2007 | 70% | 200% | $ 772,051 | 123% | 200% | $1,126,516 | $1,898,567 |
| H. J. Markley | 2007 | 70% | 200% | $ 754,034 | 123% | 200% | $1,126,516 | $1,880,550 |

(a) Based on actual Deere performance, as discussed in the CD&A under "Fiscal 2007 Performance Results for STI", the Named Executives earned an STI award equal to 200% of their annual target bonus opportunity.

(b) Based on actual Deere performance, as discussed in the CD&A under "Fiscal 2007 Performance Results for MTI", the Named Executives earned an MTI award equal to 200% of the target opportunity.

(4) The following table shows the change in pension value and above-market earnings on nonqualified deferred compensation during the fiscal year. The footnotes below describe how the amounts were calculated.

| Name | Fiscal Year | Change in Pension Value (a) | Nonqualified Deferred Compensation Earnings (b) | Total |
|---|---|---|---|---|
| Robert W. Lane | 2007 | $2,984,816 | $122,031 | $3,106,847 |
| Michael J. Mack, Jr. | 2007 | $ 86,198 | $ 13,431 | $ 99,629 |
| Samuel R. Allen | 2007 | $ 242,969 | $ 27,380 | $ 270,349 |
| David C. Everitt | 2007 | $ 336,851 | $ 36,331 | $ 373,182 |
| Nathan J. Jones | 2007 | $ 118,821 | $ 18,522 | $ 137,343 |
| H. J. Markley | 2007 | $ 323,046 | $ 54,857 | $ 377,903 |

(a) Represents the change in the actuarial present value of each Named Executive's accumulated benefit under all defined benefit plans from October 31, 2006, to October 31, 2007. The pension value calculations in the table above use the same assumptions as used in the U.S. pension plan valuations for financial reporting purposes. For more information on the assumptions, see footnote (4) under the Fiscal 2007 Pension Benefits Table.

(b) Represents above-market earnings on compensation that is deferred by the Named Executives under Deere's nonqualified deferred compensation plans. Above-market earnings represent the difference between the interest rate used to calculate earnings under the plan (prime rate plus 2%) and 120% of the applicable federal long-term rate prescribed by the IRC. See the Fiscal 2007 Deferred Compensation Table for additional information.

(5) The following table provides details about each component of the "All Other Compensation" column in the Fiscal 2007 Summary Compensation Table.

| Name | Year | Personal Use of Company Aircraft (a) | Financial Planning (b) | Relocation (c) | Medical Exams (d) | Misc Perquisites (e) | Tax Gross Ups (f) | Company Contributions to Defined Contribution Plans (g) | Total All Other Compensation |
|---|---|---|---|---|---|---|---|---|---|
| Robert W. Lane | 2007 | $324,825 | $15,000 | $ — | $10,154 | $9,900 | $ 5,707 (4) | $ 15,500 | $381,086 |
| Michael J. Mack, Jr. | 2007 | $ 4,548 | $10,000 | $ — | $ — | $8,868 | $ 9,108 (4) | $103,792 | $136,316 |
| Samuel R. Allen | 2007 | $ 6,923 | $ 5,823 | $ — | $ — | $8,323 | $ 9,419 (1), (4) | $123,956 | $154,444 |
| David C. Everitt | 2007 | $ 4,294 | $ 5,000 | $ — | $ 2,374 | $9,086 | $13,067 (1), (4) | $ 15,500 | $ 49,321 |
| Nathan J. Jones | 2007 | $ 6,086 | $ — | $12,111 | $ — | $8,203 | $18,082 (1), (3), (4) | $ 15,500 | $ 59,982 |
| H. J. Markley | 2007 | $ 4,294 | $10,000 | $ — | $ — | $7,937 | $ 7,690 (4) | $127,013 | $156,934 |

(a) In August 2006, the Board voted to require the CEO to use Deere aircraft for all business and personal travel. Personal use by other Named Executives is minimal. Any personal travel by the Named Executives individually or accompanied by their family members on Deere aircraft must be approved by the CEO. Per IRS regulations, the Named Executives recognize imputed income on the personal use at rates established by the IRS. For SEC purposes, the cost of personal use of Deere aircraft is calculated based on the incremental cost to Deere. To determine the incremental cost, Deere calculates the variable costs based on usage which includes fuel costs and trip-related maintenance on a per mile basis, plus any direct trip expenses such as on-board catering, landing/ramp fees, crew expenses and other miscellaneous variable costs. Fixed costs which do not change based on usage, such as pilot salaries, depreciation of aircraft and cost of maintenance not related to trips are excluded.

(b) This column contains amounts Deere paid for financial planning assistance on behalf of the Named Executives. The CEO may receive up to $15,000 of assistance and the other Named Executives may receive up to $10,000.

(c) Relocation benefits may include:
  • relocation bonus which is based on a percent of salary;
  • bonus for sale of the employee's home;
  • reimbursement of certain moving expenses; and
  • reimbursement of pre-approved expenses associated with an overseas assignment.

Relocation benefits are generally available to employees who relocate at Deere's request.

(d) This column contains the amounts Deere paid for annual medical exams for Named Executives.

(e) Miscellaneous perquisites include other personal benefits received by the Named Executive including company-provided car washes, participation in a staff retreat which included spouses and drive-by surveillance and response to alarms of certain Named Executive's residences by Deere's Corporate Security Staff.

(f) Tax gross ups are provided when expenses are incurred for business purposes, but applicable tax rules result in imputed income to the employee. Tax gross ups for any Named Executive may include:

    (1) Tax reimbursements on income imputed for spousal travel when required for business reasons;

    (2) Tax reimbursements associated with overseas assignments. Deere's policy is that an employee will not incur excess taxes for an overseas assignment. Accordingly, the employee's taxes are equalized to ensure that the employee does not incur additional out-of-pocket tax expense;

    (3) Tax reimbursement for income imputed to the employee on reimbursed moving expenses; and

    (4) Tax reimbursement on income imputed for staff retreats.

(g) Deere makes contributions to the John Deere Savings and Investment Plan ("SIP") for all employees. Deere also credits contributions to the Deere Defined Contribution Restoration Plan for all employees covered by the Contemporary Option under the tax-qualified pension plan. Mr. Allen, Mr. Mack and Mr. Markley are all covered by the Contemporary Option. For fiscal 2007, the amount contributed by Deere to the SIP for Named Executives is about 0.14% of the total amount contributed for all participating salaried employees.

(6) Deere adopted FAS 123R in fiscal 2006 on a prospective basis. Therefore, in addition to the continued expensing of stock awards and options granted in prior years, the current year's awards for Mr. Lane, Mr. Everitt, Mr. Jones and Mr. Markley were fully expensed at full value for purposes of FAS 123R. This accounting treatment is required under FAS 123R for awards that are treated as vested at grant because the employees are eligible for retirement and retain their awards upon retirement. Although Mr. Jones was not eligible for retirement as of October 31, 2007, he had deferred vacation which allowed him to leave his position in September 2007, and retire in December 2007. Therefore, his remaining equity awards were expensed in fiscal 2007.

## Fiscal 2007 Grants of Plan-Based Awards

The following table provides additional information regarding fiscal 2007 grants of RSU and stock option awards under the Omnibus Plan, and the potential range of awards that were approved in fiscal 2007 under STI and MTI for payout in future years. The footnotes below detail the performance period covered by these awards. These awards are further described in the CD&A under "Elements of Executive Compensation".

| Name | Grant Date (1) | Committee Action Date | Award Type | Estimated Future Payouts Under Non-Equity Incentive Plan Awards (2) | | | All Other Stock Awards: Number of Shares of Stock or Units (#) (3) | All Other Option Awards: Number of Securities Underlying Options (#) (4) | Exercise or Base Price of Option Awards ($ / Sh) (5) | Grant Date Fair Value of Stock and Option Awards ($) (6) | Closing Price on Grant Date |
| | | | | Threshold ($) | Target ($) | Maximum ($) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Robert W. Lane | 11/28/2006 | 11/28/2006 | STI | $718,454 | $1,436,908 | $2,873,816 | | | | | |
| | 11/28/2006 | 11/28/2006 | MTI | $ 1,100 | $1,996,740 | $3,993,480 | | | | | |
| | 12/6/2006 | 11/28/2006 | RSUs | | | | 72,456 | | | $3,505,059 | |
| | 12/6/2006 | 11/28/2006 | Options | | | | | 217,372 | $48.38 | $3,063,858 | $ 49.07 |
| | | | Totals | $719,554 | $3,433,648 | $6,867,296 | 72,456 | 217,372 | | $6,568,917 | |
| Michael J. Mack, Jr. | 11/28/2006 | 11/28/2006 | STI | $177,045 | $ 354,091 | $ 708,182 | | | | | |
| | 11/28/2006 | 11/28/2006 | MTI | $ 400 | $ 639,158 | $1,278,316 | | | | | |
| | 12/6/2006 | 11/28/2006 | RSUs | | | | 11,802 | | | $ 570,922 | |
| | 12/6/2006 | 11/28/2006 | Options | | | | | 35,406 | $48.38 | $ 499,048 | $ 49.07 |
| | | | Totals | $177,445 | $ 993,249 | $1,986,498 | 11,802 | 35,406 | | $1,069,970 | |
| Samuel R. Allen | 11/28/2006 | 11/28/2006 | STI | $187,657 | $ 375,313 | $ 750,627 | | | | | |
| | 11/28/2006 | 11/28/2006 | MTI | $ 400 | $ 639,158 | $1,278,316 | | | | | |
| | 12/6/2006 | 11/28/2006 | RSUs | | | | 16,194 | | | $ 783,385 | |
| | 12/6/2006 | 11/28/2006 | Options | | | | | 48,586 | $48.38 | $ 684,820 | $ 49.07 |
| | | | Totals | $188,057 | $1,014,471 | $2,028,943 | 16,194 | 48,586 | | $1,468,205 | |
| David C. Everitt | 11/28/2006 | 11/28/2006 | STI | $189,643 | $ 379,287 | $ 758,573 | | | | | |
| | 11/28/2006 | 11/28/2006 | MTI | $ 400 | $ 639,158 | $1,278,316 | | | | | |
| | 12/6/2006 | 11/28/2006 | RSUs | | | | 16,064 | | | $ 777,096 | |
| | 12/6/2006 | 11/28/2006 | Options | | | | | 48,194 | $48.38 | $ 679,294 | $ 49.07 |
| | | | Totals | $190,043 | $1,018,445 | $2,036,889 | 16,064 | 48,194 | | $1,456,390 | |
| Nathan J. Jones | 11/28/2006 | 11/28/2006 | STI | $193,013 | $ 386,026 | $ 772,051 | | | | | |
| | 11/28/2006 | 11/28/2006 | MTI | $ 400 | $ 639,158 | $1,278,316 | | | | | |
| | 12/6/2006 | 11/28/2006 | RSUs | | | | 15,260 | | | $ 738,203 | |
| | 12/6/2006 | 11/28/2006 | Options | | | | | 45,780 | $48.38 | $ 645,269 | $ 49.07 |
| | | | Totals | $193,413 | $1,025,184 | $2,050,367 | 15,260 | 45,780 | | $1,383,472 | |
| H. J. Markley | 11/28/2006 | 11/28/2006 | STI | $188,509 | $ 377,017 | $ 754,034 | | | | | |
| | 11/28/2006 | 11/28/2006 | MTI | $ 400 | $ 639,158 | $1,278,316 | | | | | |
| | 12/6/2006 | 11/28/2006 | RSUs | | | | 15,350 | | | $ 742,556 | |
| | 12/6/2006 | 11/28/2006 | Options | | | | | 46,054 | $48.38 | $ 649,131 | $ 49.07 |
| | | | Totals | $188,909 | $1,016,175 | $2,032,350 | 15,350 | 46,054 | | $1,391,687 | |

(1) For the non-equity incentive plan awards, the grant date is the date the Committee approved the range of the estimated potential future payouts for the performance periods noted under footnote (2) below. For equity awards, the grant date is seven calendar days after the regularly scheduled Board meeting following the end of the fiscal year.

(2) These columns show the range of potential payouts under the STI and MTI plans.

The performance period for STI in this table covers November 1, 2006, to October 31, 2007. For the range of awards approved by the Committee for fiscal 2007, see "Approval of STI Rates" in the CD&A. For actual performance between minimum, target and maximum, the STI award earned is prorated on a straight-line basis.

The range of MTI awards reflects the four-year performance period beginning fiscal 2007, which started on November 1, 2006, and will end on October 31, 2010. For the range of awards approved by the Committee for fiscal 2007, see "Approval of MTI Rates" in the CD&A. No awards will be paid unless Deere generates at least $1 million of SVA for a performance period. The target MTI award will be earned if $2 billion of SVA is generated and the maximum MTI award will be earned if $4 billion or more of SVA is generated during the performance period. The amounts in the table represent potential MTI awards assuming no change in the number of MTI participants and no change in the Named Executives' salaries. The actual MTI awards will depend upon the following factors during the relevant performance period:

- Deere's actual performance;
- the actual number of participants sharing in the SVA allocated to the MTI participants for the relevant performance period; and
- the median of the Named Executive's salary grade as of September 30 in year three of the four-year performance period.

(3) Represents the number of RSUs granted in December 2006, for fiscal 2007, adjusted for the two-for-one stock split. The following table calculates the number of RSUs and stock options awarded:

| | Robert W. Lane | Michael Mack, Jr. | Samuel R. Allen | David C. Everitt | Nathan J. Jones | H.J. Markley |
|---|---|---|---|---|---|---|
| Base Salary, as of September 30, 2006 | $ 1,210,404 | $ 403,008 | $ 508,200 | $ 518,100 | $ 521,100 | $ 524,208 |
| x LTI Factor | 17.375 | 8.5 | 9.25 | 9.0 | 8.5 | 8.5 |
| | $21,030,700 | $3,425,568 | $4,700,850 | $4,662,900 | $4,429,350 | $4,455,768 |
| ÷ Grant Price (a) | $ 48.38 | $ 48.38 | $ 48.38 | $ 48.38 | $ 48.38 | $ 48.38 |
| Number of options/shares to be delivered (a) | 434,744 | 70,812 | 97,172 | 96,388 | 91,560 | 92,108 |
| x Rate of RSUs to be delivered | 50% | 50% | 50% | 50% | 50% | 50% |
| ÷ Conversion Rate | 3 | 3 | 3 | 3 | 3 | 3 |
| Number of RSUs delivered (a) | 72,456 | 11,802 | 16,194 | 16,064 | 15,260 | 15,350 |
| x Rate of options to be delivered | 50% | 50% | 50% | 50% | 50% | 50% |
| Number of stock options to be delivered (a) | 217,372 | 35,406 | 48,586 | 48,194 | 45,780 | 46,054 |

(a) Adjusted for two-for-one stock split

The RSUs will vest three years after the grant date, but must be held for five years before they are settled in Deere common stock. The accounting expense recognized by Deere for these awards is included in the "Stock Awards" column of the Fiscal 2007 Summary Compensation Table. Prior to settlement, each RSU entitles the individual to receive quarterly payments from Deere equal to the quarterly dividends on one share of Deere common stock. Dividend equivalent payments are paid in cash on a quarterly basis at the same time as dividends are paid on Deere's common stock.

(4) Represents the number of options, adjusted for the two-for-one stock split, granted during fiscal 2007 in December 2006. See footnote (3) above for calculation of the number of options awarded. These options vest in approximately three equal installments on the first, second and third anniversaries of the grant date. The accounting expense recognized by Deere for these awards is included in the Fiscal 2007 Summary Compensation Table, under the column "Option Awards."

(5) The exercise price is the average of the high and low price of Deere common stock on the NYSE on the grant date, adjusted for the two-for-one stock split.

(6) Represents the full grant date fair value of RSUs and options granted to the Named Executives in fiscal 2007 valued under FAS 123R. Generally, the full value is the amount that Deere would expense in its financial statements over the award's vesting period. For RSUs, fair value is the market value of the underlying stock on the grant date (which is the same as the exercise price in column (5) for stock options). For options, the fair value is calculated using the binomial lattice option pricing model on the grant date, which was $14.10, adjusted for the two-for-one stock split. For additional information on the valuation assumptions, refer to Note 1, "Share-Based Compensation" and Note 24, "Stock Option and Restricted Stock Awards" of Deere's consolidated financial statements filed with the SEC on Form 10-K for the fiscal year ended October 31, 2007. These amounts reflect Deere's accounting expense for these awards over the vesting period and do not correspond to the actual value that may be realized by the Named Executives.

## Outstanding Equity Awards at Fiscal 2007 Year-End

The following table itemizes outstanding options and RSUs held by the Named Executives as of October 31, 2007.

| Name | Grant Date | Option Awards | | | | | | Stock Awards | |
|---|---|---|---|---|---|---|---|---|---|
| | | Number of Securities Underlying Unexercised Options Exercisable (#) (1) | Number of Securities Underlying Unexercised Options Unexercisable (#) (1) | Total Number of Securities Underlying Unexercised Options (#) | Option Exercise Price ($) | Market Value of Unexercised Options ($) (2) | Option Expiration Date (3) | Number of Shares or Units of Stock That Have Not Vested (#) (4) | Market Value of Shares or Units of Stock That Have Not Vested ($) (5) |
| Robert W. Lane | 12-Dec-01 | 103,446 | | 103,446 | $21.15 | $ 5,824,010 | 12-Dec-11 | | |
| | 11-Dec-02 | 424,538 | | 424,538 | $22.90 | $23,158,548 | 11-Dec-12 | | |
| | 10-Dec-03 | 370,000 | | 370,000 | $30.82 | $17,253,100 | 10-Dec-13 | | |
| | 8-Dec-04 | 214,400 | 105,600 | 320,000 | $34.69 | $13,684,800 | 8-Dec-14 | 130,000 | $10,068,500 |
| | 7-Dec-05 | 102,034 | 198,066 | 300,100 | $34.44 | $12,907,301 | 7-Dec-15 | 100,032 | $ 7,747,478 |
| | 6-Dec-06 | | 217,372 | 217,372 | $48.38 | $ 6,320,091 | 6-Dec-16 | 72,456 | $ 5,611,717 |
| | | 1,214,418 | 521,038 | 1,735,456 | | $79,147,850 | | 302,488 | $23,427,695 |
| Michael J. Mack, Jr. | 8-Dec-04 | | 11,794 | 11,794 | $34.69 | $ 504,370 | 8-Dec-14 | 9,528 | $ 737,944 |
| | 7-Dec-05 | 14,090 | 27,354 | 41,444 | $34.44 | $ 1,782,506 | 7-Dec-15 | 13,814 | $ 1,069,894 |
| | 6-Dec-06 | | 35,406 | 35,406 | $48.38 | $ 1,029,429 | 6-Dec-16 | 11,802 | $ 914,065 |
| | | 14,090 | 74,554 | 88,644 | | $ 3,316,305 | | 35,144 | $ 2,721,903 |
| Samuel R. Allen | 10-Dec-03 | 62,000 | | 62,000 | $30.82 | $ 2,891,060 | 10-Dec-13 | | |
| | 8-Dec-04 | 47,846 | 23,566 | 71,412 | $34.69 | $ 3,053,934 | 8-Dec-14 | 28,564 | $ 2,212,282 |
| | 7-Dec-05 | 20,522 | 39,842 | 60,364 | $34.44 | $ 2,596,256 | 7-Dec-15 | 20,120 | $ 1,558,294 |
| | 6-Dec-06 | | 48,586 | 48,586 | $48.38 | $ 1,412,638 | 6-Dec-16 | 16,194 | $ 1,254,225 |
| | | 130,368 | 111,994 | 242,362 | | $ 9,953,888 | | 64,878 | $ 5,024,801 |
| David C. Everitt | 8-Dec-04 | | 24,024 | 24,024 | $34.69 | $ 1,027,386 | 8-Dec-14 | 29,120 | $ 2,255,344 |
| | 7-Dec-05 | | 40,618 | 40,618 | $34.44 | $ 1,746,980 | 7-Dec-15 | 20,512 | $ 1,588,654 |
| | 6-Dec-06 | | 48,194 | 48,194 | $48.38 | $ 1,401,241 | 6-Dec-16 | 16,064 | $ 1,244,157 |
| | | — | 112,836 | 112,836 | | $ 4,175,607 | | 65,696 | $ 5,088,155 |
| Nathan J. Jones | 8-Dec-04 | | 27,474 | 27,474 | $34.69 | $ 1,174,926 | 8-Dec-14 | 33,300 | $ 2,579,085 |
| | 7-Dec-05 | | 41,224 | 41,224 | $34.44 | $ 1,773,044 | 7-Dec-15 | 20,820 | $ 1,612,509 |
| | 6-Dec-06 | | 45,780 | 45,780 | $48.38 | $ 1,331,054 | 6-Dec-16 | 15,260 | $ 1,181,887 |
| | | — | 114,478 | 114,478 | | $ 4,279,024 | | 69,380 | $ 5,373,481 |
| H. J. Markley | 8-Dec-04 | | 26,050 | 26,050 | $34.69 | $ 1,114,028 | 8-Dec-14 | 31,572 | $ 2,445,251 |
| | 7-Dec-05 | | 41,050 | 41,050 | $34.44 | $ 1,765,561 | 7-Dec-15 | 20,730 | $ 1,605,539 |
| | 6-Dec-06 | | 46,054 | 46,054 | $48.38 | $ 1,339,020 | 6-Dec-16 | 15,350 | $ 1,188,858 |
| | | — | 113,154 | 113,154 | | $ 4,218,609 | | 67,652 | $ 5,239,648 |

(1) Options generally become vested and exercisable in approximately three equal installments on the first, second and third anniversaries of the grant date. The number of options has been adjusted for the two-for-one stock split.

(2) The amount shown represents the number of options, as adjusted for the two-for-one stock split, that have not been exercised (vested and unvested) multiplied by the difference between the closing price for Deere common stock on the NYSE on October 31, 2007, which was $77.45, as adjusted for the two-for-one stock split, and the option exercise price.

(3) The options term is ten years from the grant date.

(4) RSUs generally vest three years from the grant date, but must be held for at least five years before the RSUs are settled in Deere common stock. The number of RSUs has been adjusted for the two-for-one stock split. RSUs that have vested, but have not been settled in Deere common stock are included on the Fiscal 2007 Deferred Compensation Table.

(5) The amount shown represents the number of RSUs that have not vested multiplied by the closing price for Deere common stock on the NYSE on October 31, 2007, which was $77.45 as adjusted for the two-for-one stock split.

## Fiscal 2007 Option Exercises and Stock Vested

The following table provides information regarding option exercises and vesting of RSUs for each Named Executive during fiscal 2007. These options and stock awards were granted in prior fiscal years and are not related to performance in fiscal 2007.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| Name | (1) | (2) | (3) | (4) |
| Robert W. Lane | 976,702 | $31,927,525 | 148,000 | $7,183,180 |
| Michael J. Mack, Jr. | 158,054 | $ 4,883,427 | 10,336 | $ 501,658 |
| Samuel R. Allen | 172,004 | $ 4,572,034 | 24,800 | $1,203,668 |
| David C. Everitt | 248,124 | $ 5,752,094 | 25,800 | $1,252,203 |
| Nathan J. Jones | 71,150 | $ 1,273,232 | 27,200 | $1,320,152 |
| H. J. Markley | 213,246 | $ 4,977,007 | 26,400 | $1,281,324 |

(1) Represents the total number of shares, adjusted for the two-for-one stock split, which were exercised before any withholding of shares to pay the exercise price and taxes.

(2) Value realized on exercise represents taxable compensation based on the closing price of Deere common stock on the NYSE upon exercise minus the exercise price.

The following table details for each option grant date, the number of shares, adjusted for the two-for-one stock split, and value realized on options exercised.

| Name | Grant Date | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) |
|---|---|---|---|
| Robert W. Lane | 10-Dec-97 | 27,200 | $ 526,728 |
| | 9-Dec-98 | 69,936 | $ 1,547,684 |
| | 13-Dec-00 | 431,130 | $12,778,912 |
| | 12-Dec-01 | 448,436 | $17,074,201 |
| | | 976,702 | $31,927,525 |
| Michael J. Mack, Jr. | 13-Dec-00 | 29,748 | $ 727,785 |
| | 12-Dec-01 | 38,352 | $ 1,002,905 |
| | 11-Dec-02 | 27,250 | $ 765,725 |
| | 10-Dec-03 | 38,762 | $ 1,421,790 |
| | 8-Dec-04 | 23,942 | $ 965,222 |
| | | 158,054 | $ 4,883,427 |
| Samuel R. Allen | 13-Dec-00 | 41,836 | $ 1,140,060 |
| | 12-Dec-01 | 72,896 | $ 1,978,084 |
| | 11-Dec-02 | 57,272 | $ 1,453,890 |
| | | 172,004 | $ 4,572,034 |
| David C. Everitt | 12-Dec-01 | 50,656 | $ 1,334,786 |
| | 11-Dec-02 | 63,370 | $ 1,717,327 |
| | 10-Dec-03 | 64,400 | $ 1,397,251 |
| | 8-Dec-04 | 48,776 | $ 888,474 |
| | 7-Dec-05 | 20,922 | $ 414,256 |
| | | 248,124 | $ 5,752,094 |
| Nathan J. Jones | 10-Dec-03 | 22,440 | $ 389,650 |
| | 8-Dec-04 | 27,474 | $ 370,874 |
| | 7-Dec-05 | 21,236 | $ 512,708 |
| | | 71,150 | $ 1,273,232 |
| H. J. Markley | 11-Dec-02 | 73,218 | $ 1,984,208 |
| | 10-Dec-03 | 66,000 | $ 1,430,880 |
| | 8-Dec-04 | 52,884 | $ 1,074,338 |
| | 7-Dec-05 | 21,144 | $ 487,581 |
| | | 213,246 | $ 4,977,007 |

(3)  Represents the number of RSUs that vested during fiscal 2007, adjusted for the two-for-one stock split. These RSUs were granted in December 2003 and vested on December 10, 2006. Although they are vested, these RSUs will not be settled in Deere common stock until December 2008, when the five-year holding period expires.

(4)  Represents the number of RSUs vested multiplied by the closing price ($48.54, adjusted for the two-for-one stock split) of Deere common stock on the NYSE as of the vesting date.

## Pension Benefits

The Named Executives are eligible to participate in Deere pension plans that provide benefits based on years of service and pay. Pension benefits are provided under a qualified defined benefit pension plan called the John Deere Pension Plan for Salaried Employees (the "Salaried Plan") and two non-qualified pension plans called the Senior Supplementary Pension Benefit Plan (the "Supplementary Plan") and the John Deere Supplemental Pension Benefit Plan (the "Supplemental Plan").

In 1996, Deere introduced a new pension option under the Salaried Plan known as the "Contemporary Option." At that time, participants were given the choice between remaining in the existing Salaried Plan option known as the "Traditional Option" or choosing the new Contemporary Option. New employees hired after 1996 automatically participate in the Contemporary Option.

*Salaried Plan*

The Salaried Plan is a qualified plan subject to certain IRC limitations on benefits and is subject to the Employee Retirement Income Security Act. Deere makes contributions to, and benefits are paid from, a tax-exempt pension trust. The two pension options, Traditional and Contemporary, provided by the Salaried Plan can be summarized as follows:

Traditional Option

The Traditional Option pension benefit is based on a formula that calculates a retirement benefit using service credit, "Final Average Pay" as defined below, and a multiplier. Generally, Final Average Pay is the participant's aggregate salary (up to IRC limits) for the last 60 months prior to retirement divided by 60, unless the last 60 months is not the participant's highest earnings. In that case, the Final Average Pay would be calculated using the participant's five highest consecutive anniversary years of earnings.

The formula for calculating monthly pension benefits under the qualified Traditional Option is:

Final Average Pay (up to IRC limits)
x Years of Service
x 1.5%

Eligibility to retire with unreduced pension benefits under the Traditional Option is based on age and years of service. Participants who are age 60 with ten or more years of service, or who are age 65 with five or more years of service receive unreduced pension benefits.

Under the Traditional Option, early retirement eligibility occurs upon the earlier of:

1) having 30 years of service;
2) the sum of the participant's years of service and age equals 80 or more; or
3) reaching age 60 or more with ten years of service.

Pension amounts are reduced 4% for each year that retirement benefits are received before age 60. Named Executives who are eligible to retire early under the Traditional Option are Mr. Lane, Mr. Everitt and Mr. Jones.

Contemporary Option

Under the Contemporary Option, "Career Average Pay" replaces Final Average Pay in computing retirement benefits. Career Average Pay is calculated using salary plus STI (up to IRC limits). For participants electing the Contemporary Option, the transition to Career Average Pay includes salary and STI awards from 1992 through 1997 plus all subsequent salary and STI award payments until retirement. For salaried employees participating in this option, Deere makes enhanced contributions to the employee's 401(k) retirement savings account.

The formula for calculating benefits under the qualified Contemporary Option is:

Career Average Pay (up to IRC limits)
x Years of Service
x 1.5%

Eligibility to retire with unreduced benefits under the Contemporary Option occurs at age 67 for all employees hired after 1996. For employees hired before 1997, the unreduced benefits age is based on years of service as of January 1, 1997 and ranges from ages 60 to 67.

For employees hired after 1996 who were not eligible to retire on January 1, 1997, early retirement eligibility under the Contemporary Option is the earlier of:

1) age 55 with ten or more years of service; or
2) age 65 with five or more years of service.

Pension payments are reduced 4% for each year the employee is younger than the unreduced benefits age at retirement. Mr. Markley is the only Named Executive currently eligible to retire early under the Contemporary Option.

*Supplementary Plan*

The Supplementary Plan is an unfunded, nonqualified excess defined benefit plan, which provides additional pension benefits in a comparable amount to those benefits that the participant would have received under the Salaried Plan in the absence of IRC limitations. Benefit payments for the Supplementary Plan are made from the assets of Deere.

The formula used to calculate the benefit payable under the Supplementary Plan is the same as that used under the Salaried Plan, except that eligible earnings include only amounts above IRC qualified plan limits. The formulas can be summarized as follows:

Traditional Option
    Final Average Pay (<u>above</u> IRC limits)
    x Years of Service
    x 1.5%

Contemporary Option
    Career Average Pay (<u>above</u> IRC limits)
    x Years of Service
    x 1.5%

*Supplemental Plan*

The Supplemental Plan is an unfunded, nonqualified supplemental retirement plan for certain executives, including all Named Executives. There also is a specified list of officers who, as of November 1, 1996, are eligible for the Officer Option under the Supplemental Plan. Benefit payments for the Supplemental Plan are made from the assets of Deere.

The formulas for calculating benefits under the Supplemental Plan for each pension option can be summarized as follows:

Contemporary Option
    Career Average Pay
    x Years of Service as grade 13 and above beginning 1 January 1997
    x 0.5%

Traditional Option

The Supplemental Plan benefit under the Traditional Option is derived by subtracting the value of the Traditional Option (Salaried Plan plus Supplementary Plan) from the value of the Contemporary Option (Salaried Plan, Supplementary Plan plus Supplemental Plan) had it been chosen. If this amount is positive, the Named Executive will receive this additional amount as a Supplemental Plan benefit.

Officer Option

The Officer Option was closed to new entrants in 1996. Moreover, there are only two remaining active officers eligible for the Officer Option, one of whom is Mr. Lane. The Officer Option is available to Mr. Lane only if he retires after age 60. Generally, the benefit consists of an additional one-half percent of pension eligible earnings for the number of years the participant served as an officer of Deere. The amount disclosed in the Pension Benefits Table will continue to increase for Mr. Lane until he reaches age 60.

The formula for the Officer Option is as follows:

Officer Average Pay (as defined below)
x Years of Service as a non-officer
x 1.5%

plus

Officer Average Pay
x Years of Service as an officer
x 2.0%

less

Traditional Option benefit (Salaried Plan plus Supplementary Plan)

Officer Average Pay consists of the average of the highest five years of salary (not necessarily consecutive) of the last ten years of service, plus the higher of the target or actual STI awards received.

**Fiscal 2007 Pension Benefits Table**

| Name | Plan Name (1) | Assumed Retirement Age (#) (2) | Number of Years of Credited Service (#) (3) | Present Value of Accumulated Benefit ($) (4) | Annual Benefits ($) (5) |
|---|---|---|---|---|---|
| Robert W. Lane | Salaried Plan | 60 | 25.8 | $ 856,894 | $ 80,212 |
| *Traditional Option* | Supplementary Plan | 60 | 25.8 | $ 4,363,691 | $ 349,735 |
| *with Officer Option* | Supplemental Plan | 60 | 11.8 | $11,690,975 | $ 936,992 |
| | Total | | | $16,911,560 | $1,366,939 |
| Michael J. Mack Jr. | Salaried Plan | 65 | 21.3 | $ 242,903 | $ 52,684 |
| *Contemporary Option* | Supplementary Plan | 65 | 21.3 | $ 302,929 | $ 57,619 |
| | Supplemental Plan | 65 | 10.8 | $ 94,742 | $ 18,671 |
| | Total | | | $ 640,574 | $ 128,974 |
| Samuel R. Allen | Salaried Plan | 63 | 32.3 | $ 572,148 | $ 83,891 |
| *Contemporary Option* | Supplementary Plan | 63 | 32.3 | $ 1,101,397 | $ 140,451 |
| | Supplemental Plan | 63 | 10.8 | $ 185,140 | $ 25,055 |
| | Total | | | $ 1,858,685 | $ 249,397 |
| David C. Everitt | Salaried Plan | 60 | 32.4 | $ 913,384 | $ 100,654 |
| *Traditional Option* | Supplementary Plan | 60 | 32.4 | $ 1,252,356 | $ 117,949 |
| | Supplemental Plan | 63 | 10.8 | $ 182,828 | $ 23,514 |
| | Total | | | $ 2,348,568 | $ 242,117 |
| Nathan J. Jones (6) | Salaried Plan | 60 | 28.4 | $ 633,259 | $ 88,234 |
| *Traditional Option* | Supplementary Plan | 60 | 28.4 | $ 1,019,777 | $ 121,557 |
| | Supplemental Plan | 64 | 10.8 | $ 338,619 | $ 59,663 |
| | Total | | | $ 1,991,655 | $ 269,454 |
| H. J. Markley | Salaried Plan | 63 | 33.3 | $ 742,462 | $ 89,145 |
| *Contemporary Option* | Supplementary Plan | 63 | 33.3 | $ 1,924,228 | $ 200,935 |
| | Supplemental Plan | 63 | 10.8 | $ 283,926 | $ 31,504 |
| | Total | | | $ 2,950,616 | $ 321,584 |

(1)  The benefits are provided under the following plans: the John Deere Pension Plan for Salaried Employees ("Salaried Plan"), the Senior Supplementary Pension Benefit Plan ("Supplementary Plan") and the John Deere Supplemental Pension Benefit Plan ("Supplemental Plan"). The plans are described in the narrative preceding the table.

(2)  The assumed retirement age is the earliest age at which the Named Executive could retire without any benefit reduction due to age or normal retirement age, if earlier.

(3)  Years and months of service credit under each plan as of October 31, 2007. The years of credited service are equal to years of service with Deere for the Salaried and Supplementary Plan. Service credit under the Supplemental Plan, with the exception of the Officer Option, is based on service as a grade 13 or above, beginning January 1, 1997. For the Officer Option, service is based on time as an officer eligible for this plan.

(4)  The actuarial present value of the accumulated benefit is shown as of October 31, 2007, and is provided as a straight-life annuity for the qualified pension plan and a lump sum for nonqualified pension plan benefits. Pension benefits are not reduced for any social security benefits or other offset amounts that the Named Executive may receive.

An actuarial present value is calculated by estimating expected future payments starting at an assumed retirement age, weighting the estimated payments by the estimated probability of surviving to each post-retirement age and discounting the weighted payments at an assumed discount rate to reflect the time value of money. The actuarial present value represents an estimate of the amount which, if invested today at the discount rate, would be sufficient on an average basis to provide estimated future payments based on the current accumulated benefit. Actual benefit present values will vary from these estimates depending on many factors, including a Named Executive's actual retirement age.

The following assumptions were used to calculate the present value of the accumulated benefit. References to the assumptions used in fiscal 2006 are included below because the change in the accumulated benefit from fiscal 2006 to fiscal 2007 is included in the Fiscal 2007 Summary Compensation Table under the column "Change in Pension Value":

- each of the Named Executives continues as an executive until the earliest age at which they could retire without any benefit reduction due to age or normal retirement age, whichever is earlier, as defined in the Salaried Plan;
- present value amounts were determined based on the financial accounting discount rate for U.S. pension plans of 6.30% for fiscal 2007 and 5.85% for fiscal 2006;
- benefits subject to a lump sum distribution were determined using an interest rate of 4.80% for fiscal 2007 and 4.35% for fiscal 2006;
- the mortality table used for the qualified plan was the RP2014 table for fiscal 2007 and fiscal 2006 published by the IRS;
- the mortality table used for the non-qualified plans for lump sum payments for fiscal 2007 and 2006 was the 94GAR table published by IRS; and
- pensionable earnings is calculated for each fiscal year just completed using base pay as an estimate (3.5% over the prior year) with no future increase and the STI bonus as an estimate at target. Pensionable earnings for prior years is calculated based on actual base pay and actual STI earned for prior years.

(5)  Represents the estimated annual benefit amounts under each plan.

(6)  Mr. Jones retired from Deere in December 2007. His actual pension benefits were adjusted based on his retirement date.

## Nonqualified Deferred Compensation

The Fiscal 2007 Deferred Compensation Table below shows information about three programs:

1)  the John Deere Voluntary Deferred Compensation Plan ("Deferred Plan"), a nonqualified deferred compensation plan;
2)  the John Deere Defined Contribution Restoration Plan ("DCRP"), a nonqualified savings plan; and
3)  deferred RSUs.

*Deferred Plan*

Under the Deferred Plan, through fiscal 2007, Named Executives could defer any part (in 5% increments up to 95%) of their cash compensation, which includes salary, STI and MTI. For deferrals elected in fiscal 2008, up to 70% of salary may be deferred and STI and MTI awards may be deferred up to 95%. On the first day of each calendar quarter, the balance in the accounts under the Deferred Plan is credited with interest at the prime rate (as determined by the Federal Reserve Statistical Release for the prior month) plus 2%, as of the last day of the preceding quarter. For fiscal 2007, the rate paid was 10.25%.

An election to defer salary must be made prior to the beginning of the calendar year in which deferral occurs. An election to defer STI must be made prior to the beginning of the fiscal year upon which the award is based. An election to defer MTI must be made prior to the close of the fiscal year preceding the calendar year of payment. Participants may elect to receive the deferred funds in a lump sum or in equal annual installments not to exceed ten years. Distribution must be completed within ten years following retirement. All deferral elections and associated distribution schedules are irrevocable. This plan is unfunded and participant accounts are at risk in the event of bankruptcy.

*DCRP*

The DCRP is designed to allow executives participating in Deere's Contemporary Option to defer employee contributions and receive employer matching contributions on up to 6% of eligible earnings that are otherwise limited by the IRC. For DCRP purposes, eligible earnings include salary, STI and commission compensation. None of the Named Executives receive commission compensation. In addition, the 401(k) deferral percentage selected by the employee in place each October 31st is used during the following calendar year to calculate the DCRP employee contribution. This plan is unfunded and participant accounts are at risk in the event of bankruptcy. For fiscal 2007, the amount contributed by Deere to the DCRP for Named Executives is about 17% of the total amount contributed for all participating salaried employees.

Two investment options are available under the DCRP: the prime rate, as determined by the Federal Reserve Statistical Release for the prior month, plus 2%; or a rate of return based on the S&P 500 Index for the prior month. Participants may choose either investment option for any portion of their account. Participants can change investment options each calendar year. During fiscal 2007, the annualized rates of return under the two options were as follows:

| Earnings Under Investment Options | | |
| --- | --- | --- |
| | **Prime plus 2%** | **S&P 500 Index** |
| November 2006 | 10.25% | 41.56% |
| December 2006 | 10.25% | 22.22% |
| January 2007 | 10.25% | 24.02% |
| February 2007 | 10.25% | 6.56% |
| March 2007 | 10.25% | 17.38% |
| April 2007 | 10.25% | -31.43% |
| May 2007 | 10.25% | 48.35% |
| June 2007 | 10.25% | 38.94% |
| July 2007 | 10.25% | 2.64% |
| August 2007 | 10.25% | 5.43% |
| September 2007 | 10.25% | -52.45% |
| October 2007 | 10.03% | 34.89% |

Distribution options for participants eligible for retirement as of December 31, 2005, who made an election prior to December 31, 2005, consist of a single lump sum payment, a specified dollar amount each year, or decrementing withdrawals over a specified number of years. For all other participants, distribution options consist of a lump sum distribution one year following the date of separation, or, in the case of retirement, five annual installments, beginning one year following the retirement date.

*Deferred RSUs*

There are two scenarios under which deferred RSUs can appear in the following table:

- For RSUs granted starting in December 2003, a Named Executive may elect deferral of settlement for a minimum of five years. If a deferral election is made, the RSUs will be settled in shares of Deere common stock five or more years after the originally scheduled conversion date; or

- After RSUs are vested, generally three years from the grant date, they must be held for a restriction period as follows:

| Grant Date | Date Vested | Restriction Period |
|---|---|---|
| December 2002 | December 2005 | Retirement or no longer active employee |
| December 2003 | December 2006 | Five years (December 2008) |

The Deferred RSUs will not be settled in Deere common stock until either the election period or the restriction period expires.

## Fiscal 2007 Deferred Compensation Table

| Name | Plan | Executive Contributions in Last FY ($) (1) | Registrant Contributions in Last FY ($) (2) | Aggregate Earnings in Last Fiscal Year ($) (3) | Aggregate Withdrawals / Distributions ($) | Aggregate Balance at Last FYE ($) |
|---|---|---|---|---|---|---|
| Robert W. Lane | Deferred Plan | $ — | $ — | $ 279,023 | $— | $ 2,898,776 |
| | DCRP Plan | $ — | $ — | $ — | $— | $ — |
| | Deferred RSUs | $ — | $7,183,180 | $ 8,228,751 | $— | $20,230,715 |
| | Total | $ — | $7,183,180 | $ 8,507,774 | $— | $23,129,491 |
| Michael J. Mack, Jr. | Deferred Plan | $246,842 | $ — | $ 18,110 | $— | $ 264,952 |
| | DCRP Plan | $ 46,775 | $ 77,680 | $ 38,560 | $— | $ 401,345 |
| | Deferred RSUs | $ — | $ 501,658 | $ 552,409 | $— | $ 1,363,430 |
| | Total | $293,617 | $ 579,338 | $ 609,079 | $— | $ 2,029,727 |
| Samuel R. Allen | Deferred Plan | $ — | $ — | $ — | $— | $ — |
| | DCRP Plan | $ 58,873 | $ 97,682 | $ 63,177 | $— | $ 694,688 |
| | Deferred RSUs | $ — | $1,203,668 | $ 1,249,856 | $— | $ 3,103,576 |
| | Total | $ 58,873 | $1,301,350 | $ 1,313,033 | $— | $ 3,798,264 |
| David C. Everitt | Deferred Plan | $ — | $ — | $ 83,071 | $— | $ 863,027 |
| | DCRP Plan | $ — | $ — | $ — | $— | $ — |
| | Deferred RSUs | $ — | $1,252,203 | $ 1,335,564 | $— | $ 3,307,115 |
| | Total | $ — | $1,252,203 | $ 1,418,635 | $— | $ 4,170,142 |
| Nathan J. Jones | Deferred Plan | $ — | $ — | $ 42,351 | $— | $ 439,982 |
| | DCRP Plan | $ — | $ — | $ — | $— | $ — |
| | Deferred RSUs | $ — | $1,320,152 | $ 1,527,097 | $— | $ 3,750,904 |
| | Total | $ — | $1,320,152 | $ 1,569,448 | $— | $ 4,190,886 |
| H. J. Markley | Deferred Plan | $188,836 | $ — | $ 28,293 | $— | $ 394,459 |
| | DCRP Plan | $ 60,708 | $ 100,715 | $ 94,669 | $— | $ 1,020,588 |
| | Deferred RSUs | $ — | $1,281,324 | $ 1,444,451 | $— | $ 3,556,814 |
| | Total | $249,544 | $1,382,039 | $ 1,567,413 | $— | $ 4,971,861 |

(1) The amounts in this column associated with the Deferred Plan represent compensation that has been deferred during the current fiscal year. Of the amounts deferred, the following table shows the amount reported on the Fiscal 2007 Summary Compensation Table under "Salary" and the

amounts that were reported as compensation in prior years. The amounts reported in prior years consist of STI and MTI awards earned in fiscal 2006, paid in fiscal 2007, and deferred under the Deferred Plan.

| Name | Reported as Salary in Fiscal 2007 | Reported as Compensation in Prior Years | Total |
|---|---|---|---|
| Robert W. Lane | $ — | $ — | $ — |
| Michael J. Mack, Jr. | $ 42,475 | $204,367 | $246,842 |
| Samuel R. Allen | $ — | $ — | $ — |
| David C. Everitt | $ — | $ — | $ — |
| Nathan J. Jones | $ — | $ — | $ — |
| H. J. Markley | $ 188,836 | $ — | $ 188,836 |

The amounts in this column associated with the DCRP Plan represent employee compensation deferrals that are included on the Fiscal 2007 Summary Compensation Table under the "Salary" column.

(2) The amounts in this column associated with the DCRP Plan are included in the Fiscal 2007 Summary Compensation Table under the "All Other Compensation" column and represent Deere contributions during the fiscal year. The amounts in this column associated with Deferred RSUs represent RSUs that vested in the current fiscal year, but have not been converted into Deere common stock. The amounts are equal to those reported in the Fiscal 2007 Option Exercises and Stock Vested table under the column "Value Realized on Vesting".

(3) For the Deferred Plan accounts, total earnings are calculated using the prime rate plus 2%. For the DCRP accounts, depending upon the investment choices made by the Named Executive, total earnings are calculated using the prime rate plus 2% or the change in market value of the S&P 500 Index for each month from October 31, 2006 to October 31, 2007. For rates of return, see "Earnings Under Investment Options" in the narrative preceding the Fiscal 2007 Deferred Compensation Table. For the Deferred RSUs accounts, the earnings represent the increase in the intrinsic value of the RSUs. The following table shows the breakdown of total earnings on deferred compensation between above-market and at-market components.

| Name | Plan | Earnings in Last Fiscal Year | | |
| | | Above-Market ($) (a) | At-Market ($) (b) | Aggregate Earnings ($) |
|---|---|---|---|---|
| Robert W. Lane | Deferred Plan | $122,031 | $ 156,992 | $ 279,023 |
| | DCRP Plan | $ — | $ — | $ — |
| | Deferred RSUs | $ — | $ 8,228,751 | $ 8,228,751 |
| | Total | $122,031 | $ 8,385,743 | $ 8,507,774 |
| Michael J. Mack, Jr. | Deferred Plan | $ 8,653 | $ 9,457 | $ 18,110 |
| | DCRP Plan | $ 4,778 | $ 33,782 | $ 38,560 |
| | Deferred RSUs | $ — | $ 552,409 | $ 552,409 |
| | Total | $ 13,431 | $ 595,648 | $ 609,079 |
| Samuel R. Allen | Deferred Plan | $ — | $ — | $ — |
| | DCRP Plan | $ 27,380 | $ 35,797 | $ 63,177 |
| | Deferred RSUs | $ — | $ 1,249,856 | $ 1,249,856 |
| | Total | $ 27,380 | $ 1,285,653 | $ 1,313,033 |
| David C. Everitt | Deferred Plan | $ 36,331 | $ 46,740 | $ 83,071 |
| | DCRP Plan | $ — | $ — | $ — |
| | Deferred RSUs | $ — | $ 1,335,564 | $ 1,335,564 |
| | Total | $ 36,331 | $ 1,382,304 | $ 1,418,635 |
| Nathan J. Jones | Deferred Plan | $ 18,522 | $ 23,829 | $ 42,351 |
| | DCRP Plan | $ — | $ — | $ — |
| | Deferred RSUs | $ — | $ 1,527,097 | $ 1,527,097 |
| | Total | $ 18,522 | $ 1,550,926 | $ 1,569,448 |
| H. J. Markley | Deferred Plan | $ 13,831 | $ 14,462 | $ 28,293 |
| | DCRP Plan | $ 41,026 | $ 53,643 | $ 94,669 |
| | Deferred RSUs | $ — | $ 1,444,451 | $ 1,444,451 |
| | Total | $ 54,857 | $ 1,512,556 | $ 1,567,413 |

(a) Represents above-market earnings on compensation that is deferred by the Named Executive under nonqualified deferred compensation plans. Above-market earnings represent the difference between the prime rate plus 2% and 120% of the applicable federal long-term rate prescribed by the IRC. The amounts in this column are included in the Fiscal 2007 Summary Compensation Table under the column "Nonqualified Deferred Compensation Earnings".

(b) Represents earnings not considered to be above-market under the SEC rules on compensation deferred under Deere's nonqualified deferred compensation plans. These amounts are not required to be included on the Fiscal 2007 Summary Compensation Table.

## Fiscal 2007 Potential Payments upon Change in Control

Deere has entered into change in control agreements with certain executive officers, including each of the Named Executives. These agreements are intended to provide for continuity of management if there is a change in control of Deere. The agreements have an initial term of two years and are automatically extended in one-year increments, unless Deere gives notice of termination to the executive at least six months prior to the expiration of the current agreement. If Deere does give notice to terminate an agreement, the agreement will remain in effect until the end of its then-remaining term. Deere, however, may not give notice of termination of the agreement within the six months following a "potential change in control" (as defined in the agreements).

If a "change in control" (as defined in the agreements) occurs, the agreements will continue to be effective for the longer of: (a) twenty-four months beyond the change in control; or (b) until Deere has satisfied its obligations under the agreements. A "change in control" is defined generally as any change in control of Deere that is required to be reported in a proxy statement by Regulation 14A under the Securities Exchange Act. The following are "change in control" events:

- any "person," as defined in the Securities Exchange Act (with certain exceptions), acquires 30 percent or more of Deere's voting securities;
- a majority of Deere's directors are replaced during the term of the agreements without the approval of at least two-thirds of the existing directors or directors previously approved by the then existing directors;
- any merger or business combination of Deere and another company, unless the outstanding voting securities of Deere prior to the transaction continue to represent at least 60% of the voting securities of the new company; or
- Deere is completely liquidated, or all, or substantially all, of Deere's assets are sold or disposed of.

The following are "potential change in control" events:

- Deere enters into an agreement that would result in a change in control (as described above); or
- any "person" acquires 15 percent or more of Deere's voting securities and the Board resolves that a potential change in control has occurred.

Under the change in control agreements, if a Named Executive is terminated, they are entitled to receive severance payments in the following situations:

- Deere terminates the executive within the six months preceding or within 24 months following the change in control, other than termination for death, disability or for "cause" (as defined in the agreements); or
- The executive terminates employment for "good reason" (as defined in the agreements) within 24 months following a change in control.

Benefits provided under the change in control agreements and other benefit plans are described in the footnotes to the following table. Although not reflected in the following table, the change in control agreement states that Deere will pay the executive's reasonable legal fees and expenses if the executive must hire a lawyer to enforce the agreement.

Under the change of control agreements, the executives agree: (a) not to disclose or to use for their own purposes confidential and proprietary Deere information; and (b) for a period of two years following termination of employment, not to induce Deere employees to leave Deere, or to interfere with Deere's business.

In addition, the Omnibus Plan and the Deferred Plan each contain change in control provisions that may trigger payments under these plans. Under the Omnibus Plan, unless the Board determines otherwise, and regardless of whether the employee was terminated or not, all outstanding equity awards vest and restriction periods are ended upon the occurrence of a change in control. All outstanding RSUs are cashed out as of the date of change in control and the employee has the right to exercise all outstanding options. These payments are labeled in the table below as "Change in Control" only. Under the Deferred Plan, in the event of certain changes in control, the Committee may elect to terminate the plan within 12 months following the change in control and distribute all account balances, or the Committee may decide to keep the Deferred Plan in effect and modify the Deferred Plan to reflect the impact of the change in control.

The following table contains estimated potential payments that may be due to a Named Executive should a change in control event occur. Although the calculations are intended to provide reasonable estimates of the potential payments, they are based on numerous assumptions, as described in the footnotes, and may not represent the actual amount a Named Executive would receive if a change in control occurred. As explained in the footnotes, the payments listed represent the incremental amounts due to Named Executives that exceeds what they would have received without the change in control. Not included in this table are payments to which the Named Executive is already entitled and have been reported in previous sections of this proxy:

- amounts already earned under STI and MTI as of October 31, 2007 (reported in the Fiscal 2007 Summary Compensation Table);
- the exercise of outstanding vested options (reported in Outstanding Equity Awards at Fiscal 2007 Year-End); and
- distribution of the nonqualified Deferred Compensation (reported on the Fiscal 2007 Deferred Compensation Table).

Since Mr. Jones has announced his retirement effective in December 2007, he is not eligible for any potential payments under the change in control agreement and is not listed in the following table.

| Name | Salary (1) | STI (2) | MTI (3) | Stock Awards (4) | Stock Options (5) | Welfare Benefits (6) | Defined Contribution Plans (7) | Excess Pension (8) | Excise Tax / Gross Up (9) | Total Payments |
|---|---|---|---|---|---|---|---|---|---|---|
| **Robert W. Lane** | | | | | | | | | | |
| ~Change in Control only | $ — | $ — | $4,250,169 | $ — | $ — | $ — | $ — | $ — | $ — | $ 4,250,169 |
| ~Change in Control and Termination without Cause | $3,945,000 | $7,054,416 | $4,250,169 | $ — | $ — | $31,707 | $ 46,500 | $21,874,426 | $14,139,173 | $51,341,391 |
| **Michael J. Mack, Jr.** | | | | | | | | | | |
| ~Change in Control only | $ — | $ — | $2,486,999 | $2,721,903 | $2,710,295 | $ — | $ — | $ — | $ — | $ 7,919,197 |
| ~Change in Control and Termination without Cause | $1,529,220 | $1,208,155 | $2,486,999 | $2,721,903 | $2,710,295 | $36,657 | $311,376 | $ 389,669 | $ 3,124,765 | $14,519,039 |
| **Samuel R. Allen** | | | | | | | | | | |
| ~Change in Control only | $ — | $ — | $2,486,999 | $5,024,801 | $4,134,042 | $ — | $ — | $ — | $ — | $11,645,842 |
| ~Change in Control and Termination without Cause | $1,616,076 | $1,864,271 | $2,486,999 | $5,024,801 | $4,134,042 | $36,865 | $371,868 | $ 2,088,852 | $ 4,105,292 | $21,729,066 |
| **David C. Everitt** | | | | | | | | | | |
| ~Change in Control only | $ — | $ — | $1,360,482 | $ — | $ — | $ — | $ — | $ — | $ — | $ 1,360,482 |
| ~Change in Control and Termination without Cause | $1,632,015 | $1,895,020 | $1,360,482 | $ — | $ — | $26,156 | $ 46,500 | $ 1,689,306 | $ — | $ 6,649,479 |
| **H. J. Markley** | | | | | | | | | | |
| ~Change in Control only | $ — | $ — | $1,360,482 | $ — | $ — | $ — | $ — | $ — | $ — | $ 1,360,482 |
| ~Change in Control and Termination without Cause | $1,619,802 | $2,051,383 | $1,360,482 | $ — | $ — | $26,127 | $381,039 | $ 1,837,801 | $ — | $ 7,276,634 |

(1) The change in control agreement provides for a lump sum payment of three times the annual base salary.

(2) The change in control agreement provides for a lump sum payment of three times the Executive Bonus. The Executive Bonus is defined as the greater of (a) the average of the awards paid to the executive under Deere's STI plan for the three complete fiscal years immediately prior to the termination; and (b) the target STI bonus amount for the fiscal year in which the termination occurs. In addition, the Named Executive is entitled to a prorated Executive Bonus for the current year. Since the change in control calculations in this table are made as of the end of the fiscal year, the prorated award is equal to the STI earned for the current fiscal year as reported in the Fiscal 2007 Summary Compensation Table under the column "Non-Equity Incentive Plan Compensation" and is not duplicated in this table.

(3) The MTI plan contains a change in control provision that entitles participants, as of the date of a change in control, to a lump sum MTI payment based on actual performance results to date for all four performance periods then in process. The payout for the four-year performance period ending October 31, 2007, is reported in the Fiscal 2007 Summary Compensation Table under the column "Non-Equity Incentive Plan Compensation" and is not duplicated in this table. For Mr. Allen and Mr. Mack, the amount shown in this table represents the payout for the three remaining performance periods. Since Mr. Lane, Mr. Everitt and Mr. Markley are eligible for retirement and would be entitled to the 2005-2008 MTI payout regardless of a change in control event, the amounts shown in the table for Mr. Lane, Mr. Everitt and Mr. Markley represent the payout for the last two remaining performance periods.

(4) In the event of a change in control under the terms of the Omnibus Plan, vesting and restriction requirements are no longer applicable for all stock awards and they are cashed out. As of October 31, 2007, all RSUs are restricted; therefore all outstanding RSUs could be cashed out based on the closing price on October 31, 2007, for Deere common stock on the NYSE which was $77.45, adjusted for the two-for-one stock split. Since, however, Mr. Lane, Mr. Everitt and Mr. Markley are eligible for retirement and RSUs will continue to vest over the three-year period whether or not they continue to provide services, there is no incremental benefit of the accelerated vesting for these individuals. For Mr. Mack and Mr. Allen, who are not eligible for retirement, the amount shown in this table represents all unvested RSUs as of October 31, 2007. Vested RSUs are not included because they are already earned and included on the Deferred Compensation Table. See the table below for details on the number of RSUs and the value of these RSUs. These amounts are included in the Outstanding Equity Awards at Fiscal 2007 Year-End.

(5) In the event of a change in control under the terms of the Omnibus Plan, all outstanding stock options vest and can be exercised immediately. Since, however, Mr. Lane, Mr. Everitt and Mr. Markley are eligible for retirement and stock options vest immediately upon retirement, there is no incremental benefit of the accelerated vesting for these individuals. For Mr. Mack and Mr. Allen, who are not eligible for retirement, the amount represents the number of outstanding, unexercisable options multiplied by the difference between the closing price for Deere common stock on the NYSE on October 31, 2007, which was $77.45 (adjusted for the two-for-one stock split) and the option exercise prices. This amount is included in the Outstanding Equity Awards at Fiscal 2007 Year-End.

|  | (4) | | (5) | |
|---|---|---|---|---|
|  | # of Unvested RSUs | Market Value of Unvested RSUs | # of Outstanding Unexercisable Options | Market Value of Outstanding Unexercisable Options |
| Robert W. Lane | — | $ — | — | $ — |
| Michael J. Mack, Jr. | 35,144 | $2,721,903 | 74,554 | $2,710,295 |
| Samuel R. Allen | 64,878 | $5,024,801 | 111,994 | $4,134,042 |
| David C. Everitt | — | $ — | — | $ — |
| H. J. Markley | — | $ — | — | $ — |

(6) The change in control agreement provides for continuation of health care, life and accidental death and dismemberment, and disability insurance for three full years at the same premium cost and coverage. This benefit is discontinued if the Named Executive receives similar benefits from a subsequent employer during this three year period.

(7) The change in control agreement provides for an amount in cash equal to three times Deere's contributions on behalf of each of the Named Executives under Deere's defined contribution plans for the plan year preceding termination (or, if greater, for the plan year immediately prior to the change in control).

(8) Under the change in control agreement, Named Executives are eligible for service credit and pension benefits as if they had remained employees for an additional three years. These additional benefits are paid from the Supplemental Plan. The amount shown represents the sum of the benefits that would be paid in a single cash payment based on the following assumptions:
- present value amounts were determined based on a discount rate of 6.30%;
- lump sum distribution amounts were determined using an interest rate of 4.85%;
- the mortality table used for all plans was 94GAR; and
- pensionable earnings earned were based on actual base salary and STI awards paid for fiscal 2007.

(9) If any payments made under the change in control agreement would be subject to the excise tax that the IRC imposes on excess parachute payments, Deere will cap the total payments made to the Named Executive at the excise tax threshold, so that no excise tax will be imposed. If, however, the amount the Named Executive would have received exceeds the cap by at least ten percent, then Deere will pay the full amount due under the change in control agreement, and Deere will "gross-up" the Named Executive's compensation for this excise tax, for any federal, state and local income taxes applicable to the excise tax, and for tax penalties and interest. This lump sum payment will be made to the Named Executive as soon as practical, but no later than 30 days from date of termination.

**Fiscal 2007 Potential Payments upon Termination of Employment Other than Following a Change in Control**

The following table summarizes the estimated payments to be made to Named Executives under provisions of plans or established Deere practices in the event of termination of employment for death, disability, retirement, termination without cause, termination for cause and voluntary separation. Although the calculations are intended to provide reasonable estimates of the potential payments, they are based on numerous assumptions, as described in the footnotes, and may not represent the actual amount a Named Executive would receive if an eligible termination occurred.

The amounts shown assume the termination event occurred and the Named Executive is still actively employed on October 31, 2007.

| Name | Salary (1) | STI (2) | MTI (3) | Stock Awards (4) | Stock Options (5) | Deferred Compensation (6) | Present Value of Accumulated Pension Benefit (7) | Total Payments |
|---|---|---|---|---|---|---|---|---|
| **Robert W. Lane** | | | | | | | | |
| Death | $ — | $2,873,816 | $7,038,508 | $36,033,148 | $79,147,850 | $2,898,776 | $ 3,955,186 | $131,947,284 |
| Disability | $4,354,622 | $2,873,816 | $7,038,508 | $43,658,410 | $79,147,850 | $2,898,776 | $16,070,313 | $156,042,295 |
| Retirement | $ — | $2,873,816 | $7,038,508 | $43,658,410 | $79,147,850 | $2,898,776 | $ 7,156,235 | $142,773,595 |
| Termination Without Cause | $1,315,000 | $2,873,816 | $3,519,254 | $20,230,715 | $ — | $2,898,776 | $ 7,156,235 | $ 37,993,796 |
| Termination For Cause | $ — | $2,873,816 | $3,519,254 | $20,230,715 | $ — | $2,898,776 | $ 7,156,235 | $ 36,678,796 |
| Voluntary Separation (8) | | | | | | | | |
| **Michael J. Mack, Jr.** | | | | | | | | |
| Death | $ — | $ 708,182 | $2,253,032 | $ 2,968,039 | $ 3,316,305 | $ 666,297 | $ 447,577 | $ 10,359,432 |
| Disability | $ 858,010 | $ 708,182 | $2,253,032 | $ 4,085,333 | $ 3,316,305 | $ 666,297 | $ 1,349,958 | $ 13,237,117 |
| Retirement (9) | | | | | | | | |
| Termination Without Cause | $ 509,740 | $ 708,182 | $1,126,516 | $ 1,363,430 | $ — | $ 666,297 | $ 818,790 | $ 5,192,955 |
| Termination For Cause | $ — | $ 708,182 | $1,126,516 | $ 1,363,430 | $ — | $ 666,297 | $ 818,790 | $ 4,683,215 |
| Voluntary Separation | $ — | $ 708,182 | $1,126,516 | $ 1,363,430 | $ — | $ 666,297 | $ 818,790 | $ 4,683,215 |
| **Samuel R. Allen** | | | | | | | | |
| Death | $ — | $ 750,627 | $2,253,032 | $ 6,493,718 | $ 9,953,888 | $ 694,688 | $ 1,168,632 | $ 21,314,585 |
| Disability | $1,331,688 | $ 750,627 | $2,253,032 | $ 8,128,378 | $ 9,953,888 | $ 694,688 | $ 2,386,035 | $ 25,498,336 |
| Retirement (9) | | | | | | | | |
| Termination Without Cause | $ 538,692 | $ 750,627 | $1,126,516 | $ 3,103,576 | $ — | $ 694,688 | $ 2,128,348 | $ 8,342,447 |
| Termination For Cause | $ — | $ 750,627 | $1,126,516 | $ 3,103,576 | $ — | $ 694,688 | $ 2,128,348 | $ 7,803,755 |
| Voluntary Separation | $ — | $ 750,627 | $1,126,516 | $ 3,103,576 | $ — | $ 694,688 | $ 2,128,348 | $ 7,803,755 |
| **David C. Everitt** | | | | | | | | |
| Death | $ — | $ 758,573 | $2,253,032 | $ 6,753,640 | $ 4,175,607 | $ 863,027 | $ 1,398,587 | $ 16,202,466 |
| Disability | $1,352,059 | $ 758,573 | $2,253,032 | $ 8,395,270 | $ 4,175,607 | $ 863,027 | $ 2,367,614 | $ 20,165,182 |
| Retirement | $ — | $ 758,573 | $2,253,032 | $ 8,395,270 | $ 4,175,607 | $ 863,027 | $ 2,549,370 | $ 18,994,879 |
| Termination Without Cause | $ 544,005 | $ 758,573 | $1,126,516 | $ 3,307,115 | $ — | $ 863,027 | $ 2,549,370 | $ 9,148,606 |
| Termination For Cause | $ — | $ 758,573 | $1,126,516 | $ 3,307,115 | $ — | $ 863,027 | $ 2,549,370 | $ 8,604,601 |
| Voluntary Separation (8) | | | | | | | | |
| **Nathan J. Jones (10)** | | | | | | | | |
| Retirement | $ — | $ 772,051 | $2,253,032 | $ 9,124,385 | $ 4,279,024 | $ 439,982 | $ 1,527,332 | $ 18,395,806 |
| **H. J. Markley** | | | | | | | | |
| Death | $ — | $ 754,034 | $2,253,032 | $ 7,177,601 | $ 4,218,609 | $1,415,047 | $ 1,968,913 | $ 17,787,236 |
| Disability | $1,420,258 | $ 754,034 | $2,253,032 | $ 8,796,461 | $ 4,218,609 | $1,415,047 | $ 3,233,620 | $ 22,091,061 |
| Retirement | $ — | $ 754,034 | $2,253,032 | $ 8,796,461 | $ 4,218,609 | $1,415,047 | $ 3,570,846 | $ 21,008,029 |
| Termination Without Cause | $ 539,934 | $ 754,034 | $1,126,516 | $ 3,556,814 | $ — | $1,415,047 | $ 3,570,846 | $ 10,963,191 |
| Termination For Cause | $ — | $ 754,034 | $1,126,516 | $ 3,556,814 | $ — | $1,415,047 | $ 3,570,846 | $ 10,423,257 |
| Voluntary Separation (8) | | | | | | | | |

(1) None of the Named Executives has an employment agreement. Deere, however, has severance guidelines that provide compensation to assist an employee through a transition period if termination is initiated by Deere for reasons other than cause. Deere's severance guidelines provide for payment of one-half month of salary plus another one-half month of salary for each complete year of employment, up to a maximum of one year. Deere may elect to pay severance in either a lump sum or via salary continuance, unless the amount of severance exceeds two times the applicable limit under Section 401(a)(17) of the IRC, in which case severance will only be paid in a lump sum.

Under Deere's Long-Term Disability Plan, if disabled before age 64, Named Executives receive monthly benefits until age 65 equal to 60% of the their salary plus the average of the three STI awards received immediately prior to the start of disability. The amount shown for disability represents the present value of the monthly benefit from the time of the disability, October 31, 2007, to the time the Named Executive's turns age 65.

(2)   Under all termination events, the amount of STI earned for the fiscal year ended October 31, 2007, would be payable in a lump sum generally within two months after the end of the fiscal year, but in no event later than March 15th of the calendar year following the end of the fiscal year. This amount is also reported in the Fiscal 2007 Summary Compensation Table under the column "Non-Equity Incentive Plan Compensation".

(3)   Under all termination events, the amount of MTI earned for the performance period ending on October 31, 2007, would be payable in a lump sum generally within two months after the end of the fiscal year, but in no event later than March 15th of the calendar year following the end of the fiscal year. This amount is also reported in the Fiscal 2007 Summary Compensation Table under the column "Non-Equity Incentive Plan Compensation". Eligibility for payment of an MTI award is established on September 30 on the year prior to a payout. In the event of death, disability or retirement, employees that were eligible on September 30th in the year prior to a payout receive an award. The payout for the performance period ending October 31, 2008, has been estimated based on SVA performance through the end of fiscal 2007 and does not include any results for fiscal 2008. The actual payment in 2008 would include results for fiscal 2008 and would be paid in a lump sum within the time period described above.

(4)   In the event of death, a prorated number of unvested RSUs will vest based on the number of months lapsed since the grant date. The remaining unvested RSUs will be forfeited. Restrictions will lapse in January following death at which time the vested RSUs will be converted to shares of common stock.

In the event of disability or retirement, RSUs will continue to vest over the three-year period and will be converted to shares of Deere common stock at the end of the restriction period.

In the event of termination with or without cause or voluntary separation, any vested RSUs will be cashed out. All unvested RSUs will be forfeited.

The following table details the number (as adjusted for the two-for-one stock split) and value of RSUs under each scenario. In all cases, the market value is based on the closing price for Deere common stock on the NYSE on October 31, 2007, which was $77.45, adjusted for the two-for-one stock split.

| | # of Unvested RSUs | # of Vested RSUs | Total # of Restricted RSUs | Market Value of Restricted RSUs |
|---|---|---|---|---|
| **Robert W. Lane** | | | | |
| Death | 204,034 | 261,210 | 465,244 | $36,033,148 |
| Disability or Retirement | 302,488 | 261,210 | 563,698 | $43,658,410 |
| Termination For Cause (8) | | 261,210 | 261,210 | $20,230,715 |
| **Michael J. Mack, Jr.** | | | | |
| Death | 20,718 | 17,604 | 38,322 | $ 2,968,039 |
| Disability | 35,144 | 17,604 | 52,748 | $ 4,085,333 |
| Termination Without or For Cause or Voluntary Separation | | 17,604 | 17,604 | $ 1,363,430 |
| **Samuel R. Allen** | | | | |
| Death | 43,772 | 40,072 | 83,844 | $ 6,493,718 |
| Disability | 64,878 | 40,072 | 104,950 | $ 8,128,378 |
| Termination Without or For Cause or Voluntary Separation | | 40,072 | 40,072 | $ 3,103,576 |
| **David C. Everitt** | | | | |
| Death | 44,500 | 42,700 | 87,200 | $ 6,753,640 |
| Disability or Retirement | 65,696 | 42,700 | 108,396 | $ 8,395,270 |
| Termination For Cause (8) | | 42,700 | 42,700 | $ 3,307,115 |
| **Nathan J. Jones (10)** | | | | |
| Retirement | 69,380 | 48,430 | 117,810 | $ 9,124,385 |
| **H. J. Markley** | | | | |
| Death | 46,750 | 45,924 | 92,674 | $ 7,177,601 |
| Disability or Retirement | 67,652 | 45,924 | 113,576 | $ 8,796,461 |
| Termination For Cause (8) | | 45,924 | 45,924 | $ 3,556,814 |

(5) In the event of death, disability or retirement, all outstanding stock options are vested immediately. In the case of a death, the heirs have one year to exercise options. In the case of disability or retirement, options expire within five years. The amount shown in this table represents the number of stock options multiplied by the difference between the closing price for Deere common stock on the NYSE on October 31, 2007, which was $77.45 (adjusted for the two-for-one stock split) and the option exercise price. These outstanding stock options are reported in the Outstanding Equity Awards at Fiscal 2007 Year-End table. In the event of termination with or without cause or voluntary separation, all outstanding stock options are forfeited.

(6) In all cases, balances held in the nonqualified deferred compensation plans are payable to the employee. These amounts are reported in the Fiscal 2007 Deferred Compensation Table under Deferred Plan and DCRP. The Deferred RSUs reported in the Fiscal 2007 Deferred Compensation Table are reported on this table under the column "Stock Awards".

(7) The present value of the accumulated pension benefit was calculated using the following assumptions:
- present value amounts were determined based on a discount rate of 6.30%;
- lump sum distribution amounts were determined using an interest rate of 6.30% for the Salaried Plan and 4.85% for the Supplementary and Supplemental Plans;

- the mortality table used for the Salaried Plan was RP2014 except for the Disability scenarios for which the RP2000 Disabled Retiree mortality table was used;
- the mortality table used for the Supplementary and Supplemental Plans was 94GAR; and
- pensionable earnings earned were based on actual base salary and STI awards paid for fiscal 2007.

Following are additional explanations related to the various scenarios:
- Death: This amount represents the present value of the accrued survivor benefit as of October 31, 2007.
- Disability: This amount assumes service through age 65 and includes service credit for time on long-term disability with the exception that service credit does not continue under the Officer Option.
- Retirement: For the Named Executives eligible to retire, this amount represents the present value of the accrued benefits if they were to retire as of October 31, 2007.
- Termination Without Cause, Termination For Cause and Voluntary Separation: This amount represents the present value of the accrued benefit as of October 31, 2007.

(8) Since Mr. Lane, Mr. Everitt and Mr. Markley are eligible for early retirement, the scenario for Voluntary Separation is not applicable. Under this scenario, these Named Executives would retire.

(9) Since Mr. Mack and Mr. Allen are not eligible for normal or early retirement, this scenario is not applicable.

(10) Mr. Jones retired from Deere in December 2007.

The following table shows the total number of outstanding options and shares available for future issuances under Deere's equity compensation plans as of October 31, 2007 (adjusted for two-for-one stock split):

## EQUITY COMPENSATION PLAN INFORMATION

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#) (a) | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($) (b) | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (#) (c) |
|---|---|---|---|
| Equity Compensation Plans Approved by Security Holders | 20,039,170 (1) | $33.31 | 18,713,302 (2) |
| Equity Compensation Plans Not Approved by Security Holders | -0- | — | -0- (3) |
| Total | 20,039,170 | $33.31 | 18,713,302 |

(1)  This amount includes 1,712,314 restricted stock units awarded under the John Deere Omnibus Equity and Incentive Plan. The units are payable only in stock either five years after the award is granted or upon retirement. The weighted-average exercise price information in column (b) does not include these units.

(2)  This amount includes 354,870 shares available under the John Deere Nonemployee Director Stock Ownership Plan for future awards of restricted stock and 18,358,432 shares available under the John Deere Omnibus Equity and Incentive Plan. Under the John Deere Omnibus Equity and Incentive Plan, Deere may award shares as performance awards, restricted stock or restricted stock equivalents, or other awards consistent with the purposes of the plan as determined by the Compensation Committee. In addition, shares covered by outstanding awards become available for new awards if the award is forfeited or expires before delivery of the shares.

(3)  Deere currently has no equity compensation plans, other than 401(k) savings plans, that are not approved by security holders.

# STOCKHOLDER PROPOSALS AND NOMINATIONS

Next year's annual meeting of stockholders will be held on February 25, 2009. If you intend to present a proposal at next year's annual meeting, and you wish to have the proposal included in the proxy statement for that meeting, you must submit the proposal in writing to the Corporate Secretary at the address below. The Secretary must receive this proposal no later than September 17, 2008.

If you want to present a proposal at next year's annual meeting, without including the proposal in the proxy statement, or if you want to nominate one or more directors, you must provide written notice to the Corporate Secretary at the address below. The Secretary must receive this notice not earlier than October 28, 2008, and not later than November 27, 2008. Nominations of directors may be made at the annual meeting of stockholders only by or at the direction of the Board, or by any stockholder entitled to vote at the meeting who complies with the above described notice procedure.

Notice of a proposal must include, for each matter: a brief description of the matter to be brought before the meeting; the reasons for bringing the matter before the meeting; your name, address, the class and number of shares you own; and any material interest you may have in the proposal.

Notice of a nomination must include your name, address, the class and number of shares you own; the name, age, business address, residence address and principal occupation of the nominee; and the number of shares beneficially owned by the nominee. It must also include the information that would be required to be disclosed in the solicitation of proxies for election of directors under the federal securities laws. You must submit the nominee's consent to be elected and to serve. Deere may require any nominee to furnish any other information, within reason, that may be needed to determine the eligibility of the nominee.

Directors of Deere must tender their resignation from the Board upon any material change in their occupation, career or principal business activity, including retirement. Directors must retire from the Board upon the first annual meeting of stockholders following the directors' 71st birthday.

Proponents must submit stockholder proposals and recommendations for nomination as a director in writing to the following address:

Corporate Secretary
Deere & Company
One John Deere Place
Moline, Illinois 61265-8098

The Secretary will forward the proposals and recommendations to the Corporate Governance Committee for consideration.

# COST OF SOLICITATION

Deere pays the cost of the annual meeting and the cost of soliciting proxies. In addition to soliciting proxies by mail, Deere has made arrangements with brokers, banks and other holders of record to send proxy materials to you, and Deere will reimburse them for their expenses in doing so.

Deere has retained Georgeson Inc., a proxy soliciting firm, to assist in the solicitation of proxies, for an estimated fee of $10,000 plus reimbursement of certain out-of-pocket expenses. In addition to their usual duties, directors, officers and a few certain other employees of Deere may solicit proxies personally or by telephone, fax or e-mail. They will not receive special compensation for these services.

For the Board of Directors,



*Moline, Illinois*
*January 15, 2008*

MARC A. HOWZE
*Secretary*

**JOHN DEERE MID-TERM INCENTIVE PLAN**

***Section 1. Establishment and Purpose***

1.1   *Establishment of the Plan.*   Deere & Company, a Delaware corporation (the "Company"), hereby establishes a mid-term incentive compensation plan to be known as the "John Deere Mid-Term Incentive Plan" (the "Plan"), as set forth in this document. The Plan permits the awarding of cash bonuses to Employees of the Company, based on the achievement of preestablished performance goals over a performance period longer than one fiscal year.

Upon approval by the Board of Directors of the Company, subject to approval by the shareholders, the Plan shall become effective as of November 1, 2002 (the "Effective Date") and shall remain in effect until terminated by the Board or Committee as provided by Section 13 herein.

1.2   *Purpose.*   The purpose of the Plan is to provide Participants with a meaningful mid-term incentive opportunity geared toward the achievement of specific performance goals.

***Section 2. Definitions***

Whenever used in the Plan, the following terms shall have the meanings set forth below (unless otherwise expressly provided) and, when the defined meaning is intended, the term is capitalized.

(a) "Award Opportunity" means the incentive award payouts which a Participant may earn under the Plan, as established by the Committee pursuant to Section 5.1 herein.

(b) "Beneficial Owner" shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "Committee" means a committee of two (2) or more individuals, appointed by the Board to administer the Plan, pursuant to Section 3 herein, who are not current or former officers or employees of the Company, who are "outside directors" to the extent required by and within the meaning of Section 162(m) of the Internal Revenue Code of 1986 (the "Code"), as amended, and who are independent directors pursuant to New York Stock Exchange Rules.

(e) "Company" means Deere & Company, a Delaware corporation (including any and all subsidiaries), and any successor thereto.

(f) "Corporate" shall mean Deere & Company and its subsidiaries.

(g) "Disability" shall have the meaning ascribed to such term in applicable disability or retirement plans of the Company.

(h) "Effective Date" means the date the Plan becomes effective, as set forth in Section 1.1 herein.

(i) "Employee" means a full-time or part-time, salaried employee of the Company.

(j) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

(k) "Executive Officers" shall mean any executive officers designated by the Committee for purposes of qualifying payouts under the Plan for exemption from Section 162(m) of the Code.

(l) "Final Award" means the actual award earned during a Performance Period by a Participant, as determined by the Committee at the end of the Performance Period.

(m) "Non-corporate" shall mean a specified segment of Deere & Company's operations designated as such by the Chief Executive Officer and approved by the Committee for purposes of the Plan, such as a business unit, division, product line, or other such segmentation.

(n) "Participant" means an Employee who is actively participating in the Plan.

(o) "Performance Period" means the period of time designated as such by the Committee.

(p) "Person" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d).

(q) "Plan" means the Deere & Company Mid-Term Incentive Plan.

(r) "Recoupment Policy" means the Company's Executive Incentive Award Recoupment Policy, as amended from time to time, or any successor policy thereto.

(s) "Retirement" shall have the meaning ascribed to such term in the John Deere Pension Plan for Salaried Employees, or any successor plan thereto, or in the other applicable retirement plan(s) of the Company.

### Section 3. Administration

The Plan shall be administered by the Committee. The Committee may delegate to the Company responsibility for day-to-day administration of the Plan, following administrative guidelines approved from time to time by the Committee.

Subject to the limitations of the Plan, the Committee shall: (i) select from the Employees of the Company, those who shall participate in the Plan, (ii) grant award opportunities in such forms and amounts as it shall determine, (iii) impose such limitations, restrictions, and conditions upon such awards as it shall deem appropriate, (iv) interpret the Plan and adopt, amend, and rescind administrative guidelines and other rules and regulations relating to the Plan, (v) correct any defect or omission or reconcile any inconsistency in this Plan or in any award opportunity granted hereunder, and (vi) make all other necessary determinations and take all other actions necessary or advisable for the implementation and administration of the Plan. The Committee's determinations on matters within its authority shall be conclusive and binding upon all parties.

### Section 4. Eligibility and Participation

4.1   *Eligibility.* All Employees (as defined in Section 2 herein) who are actively employed by the Company in any Performance Period shall be eligible to participate in the Plan for such Performance Period, subject to the limitations of Section 7 herein.

4.2   *Participation.* Participation in the Plan shall be determined each Performance Period from among Employees of the Company, as determined by the Committee. Employees who are eligible to participate in the Plan shall be so notified in writing, and shall be apprised of the performance goals and related award opportunities for the relevant Performance Period, as soon as is practicable.

4.3   *No Right to Participate.* No Participant or other Employee shall at any time have a right to be selected for participation in the Plan for any Performance Period, despite having previously participated in the Plan.

### Section 5. Award Determination

5.1 *Performance Goals.* Prior to the beginning of each Performance Period, or as soon as practicable thereafter, the Committee shall establish performance goals for that Performance Period. Except as provided in Section 11, the goals may be based on any combination of Corporate, Non-corporate, and individual performance. After the performance goals are established, the Committee will align the achievement of the performance goals with the Award Opportunities (as described in Section 5.2 herein), such that the level of achievement of the preestablished performance goals at the end of the Performance Period will determine the Final Award amounts. Except as provided in Section 11, the Committee also shall have the authority to exercise subjective discretion in the determination of Final Awards, as well as the authority to delegate the ability to exercise subjective discretion in this respect.

The Committee also may establish one (1) or more Company-wide performance goals which must be achieved for any Participant to receive an award for that Performance Period.

5.2 *Award Opportunities.* Prior to the beginning of each Performance Period, or as soon as practicable thereafter, the Committee shall establish an Award Opportunity for each Participant. The established Award Opportunity shall vary in relation to the job classification of each Participant. Except as provided in Section 11, in the event a Participant changes job levels during a Performance Period, the Participant's Award Opportunity may be, but is not required to be, adjusted to reflect the amount of time at each job level during the Performance Period.

5.3 *Adjustment of Performance Goals.* Except as provided in Section 11, the Committee shall have the right to adjust the performance goals and the Award Opportunities (either up or down) during a Performance Period if it determines that external changes or other unanticipated business conditions have materially affected the fairness of the goals, have unduly influenced the Company's ability to meet them or have materially affected the Company's or divisions' ability to pay the Awards.

5.4 *Final Award Determinations.* At the end of each Performance Period, Final Awards shall be computed for each Participant as determined by the Committee. Except as provided in Section 11, each individual award shall be based upon (i) the Participant's Award Opportunity, (ii) Corporate and Non-corporate performance, and (iii) individual performance (if applicable).

5.5 *Limitations.* The amount payable to a Participant for any Performance Period shall not exceed $4,500,000.

### Section 6. Payment of Final Awards

6.1 *Form and Timing of Payment.* Final Award payments shall be payable in cash, in one (1) lump sum, on or before the March 15 following the end of each Performance Period.

6.2 *Payment of Partial Awards.* In the event a Participant no longer meets the eligibility criteria as set forth in the Plan during the course of a particular Performance Period, the Committee may, in its sole discretion, pay a full or partial Final Award, determined in accordance with Section 5.4 herein. Any such full or partial Final Award shall be evidenced in writing, and shall be paid in cash, in one (1) lump sum, on or before the March 15 following the end of the Performance Period to which it relates.

6.3 *Unsecured Interest.* No participant or any other party claiming an interest in amounts earned under the Plan shall have any interest whatsoever in any specific asset of the Company. To the extent that any party acquires a right to receive payments under the Plan, such right shall be equivalent to that of an unsecured general creditor of the Company.

6.4 *Repayment of Final Awards.* Final Awards paid under the Plan shall be subject to the terms of the Company's Recoupment Policy. The Company shall have the right to recover Final Awards paid under the Plan pursuant to the terms of the Recoupment Policy.

### Section 7. Termination of Employment

7.1 *Termination of Employment Due to Death, Disability, Retirement, or Transfer to Business Unit Not Included in the Plan.* Unless the Committee establishes otherwise at the time of establishing the Award Opportunity, in the event that during the final thirteen calendar months of a Performance Period a Participant's employment is terminated by reason of death, Disability, Retirement, or transfer to a business unit not included in the Plan, the Final Award, determined in accordance with Section 5.4 herein, for the Performance Period(s) for which the employee is otherwise an eligible Participant shall be paid. In the case of a Participant's Disability, the employment termination shall be deemed to have occurred on the date the Committee determines the definition of Disability to have been satisfied.

Final Award payments thus determined shall be payable in cash, in one (1) lump sum, on or before the March 15 following the end of the Performance Period(s) to which they relate.

7.2 *Termination of Employment for Other Reasons.* Unless the Committee establishes otherwise at the time of establishing the Award Opportunity, in the event a Participant's employment is terminated for any reason other than death, Disability, Retirement, or transfer to a business unit not included in the Plan each during the final thirteen calendar months of a Performance Period (of which the Committee shall be the sole judge), all of the Participant's rights to a Final Award for the Performance Period(s) then in progress shall be forfeited. However, the Committee, in its sole discretion, may pay a partial Final Award for the portion of any Performance Period that the Participant was employed by the Company, determined in accordance with Section 5.4 herein. Any such partial Final Award shall be evidenced in writing, and shall be paid in cash, in one (1) lump sum, on or before the March 15 following the end of the Performance Period to which it relates.

### Section 8. Rights of Participants

8.1 *Employment.* Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Company.

8.2 *Nontransferability.* No right or interest of any Participant in the Plan shall be assignable or transferable, or subject to any lien, directly, by operation of law, or otherwise, including, but not limited to, execution, levy, garnishment, attachment, pledge, and bankruptcy.

### Section 9. Beneficiary Designation

Each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Each designation will revoke all prior designations by the same Participant and will be effective only when delivered by the Participant in writing to the designated division of the Company for such purpose during the Participant's lifetime. In the absence of any such designation, or if the designated beneficiary is no longer living, benefits shall be paid to the surviving member(s) of the following classes of beneficiaries, with preference for classes in the order listed below:

(a) Participant's spouse (unless the parties were divorced or legally separated by court decree);

(b) Participant's children (including children by adoption);

(c) Participant's parents (including parents by adoption); or

(d) Participant's executor or administrator.

Payments of benefits, in accordance with Section 7.1, shall be made exclusively to the member(s) of the first class, in the order listed above, which has surviving member(s). If that class has more than one (1) member, benefit payments shall be made in equal shares among members of that class.

### Section 10. Deferrals

The Committee may permit a Participant to defer such Participant's receipt of the payment of cash that would otherwise be due to such Participant at the end of a Performance Period.

### Section 11. Executive Officers

11.1 *Applicability of Section 11.* The provisions of this Section 11 shall apply only to Executive Officers. In the event of any inconsistencies between this Section 11 and the other Plan provisions, the provisions of this Section 11 shall control.

11.2 *Award Determination.* Prior to the beginning of each Performance Period, or as soon as practicable thereafter, the Committee shall establish performance goals for that Performance Period. Performance measures to be used shall be chosen from among the following factors, or any combination of the following, as the Committee deems appropriate: (a) total stockholder return; (b) growth in revenues, sales, settlements, market share, customer conversion, net income, operating income, stock price, and/or earnings per share; (c) return on assets, net assets, and/or capital; (d) return on stockholders' equity; (e) economic value added; (f) improvements in costs and/or expenses; or (g) shareholder value added. The Committee may select among the performance measures specified from Performance Period to Performance Period which need not be the same for each Executive Officer in a given year.

Prior to the beginning of the final fiscal year of each Performance Period, or as soon as practicable thereafter, the Committee shall establish the Award Opportunity for each Executive Officer.

At the end of the Performance Period and prior to payment, the Committee shall certify in writing the extent to which the performance goals and any other material terms were satisfied. Final Awards shall be computed for each Executive Officer based on (i) the Participant's Award Opportunity, and (ii) Corporate and Non-corporate (if applicable) performance.

11.3 *Non-adjustment of Performance Goals.* Once established, performance goals shall not be changed during the Performance Period. Participants shall not receive any payout when the Company or Non-corporate segment (if applicable) does not achieve at least minimum performance goals.

11.4 *Individual Performance and Discretionary Adjustments.* Individual performance shall not be reflected in the Final Award. However, the Committee retains the discretion to eliminate or decrease the amount of the Final Award otherwise payable to a Participant.

11.5 *Possible Modification.* If, on advice of the Company's tax counsel, the Committee determines that Code Section 162(m) and the regulations thereunder will not adversely affect the deductibility for federal income tax purposes of any amount paid under the Plan by applying one or more of Sections 5.1, 5.2, 5.3, or 5.4 to an Executive Officer without regard to the exceptions to such Section or Sections contained in this Section 11, then the Committee may, in its sole discretion, apply such Section or Sections to the Executive Officer without regard to the exceptions to such Section or Sections that are contained in this Section 11.

### Section 12. Change in Control

12.1 *Change in Control.* In the event that: (a) a Change in Control of the Company, as defined in Section 12.2 below, occurs; or (b) a Potential Change in Control, as defined in Section 12.3 below, occurs and the Committee or the Board determines that the provisions of this Section should be invoked, a Participant who is an Employee as of the date of the Change in Control or Potential Change in Control shall be entitled to, for the Performance Period(s) then in progress in which the Change in Control or Potential Change in Control occurs for which the Employee is a Participant (without regard to any requirement of being an Employee at a later time during the Performance Period), an award determined using (i) the Participant's Award Opportunities (without any proration of the award opportunities or performance goals for any shortened period created by a Change in Control) and (ii) actual Corporate, Non-corporate, and individual results to the date of the Change in Control or Potential Change in Control.

Awards under this Section 12.1 shall be payable in cash to the Participant on or before the March 15 following the end of the calendar year in which the Change in Control or Potential Change in Control, as the case may be, occurs.

12.2 *Definition of a Change in Control.* For purposes of Section 12.1, a "Change in Control" means a change in control of a nature that would be required to be reported in response to Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") whether or not the Company is then subject to such reporting requirement, provided that, without limitation, such a Change in Control shall be deemed to have occurred if:

(i) any "person" (as defined in Sections 13(d) and 14(d) of the Exchange Act) (other than a Participant or group of Participants, the Company or a Subsidiary, or any employee benefit plan of the Company including its trustee) is or becomes the "beneficial owner" (as defined in Rule 13(d-3) under the Exchange Act), directly or indirectly, of securities of the Company representing thirty percent (30%) or more of the combined voting power of the Company's then outstanding securities;

(ii) during any period of two (2) consecutive years, there shall cease to be a majority of the Board comprised as follows: individuals who at the beginning of such period constitute the Board and any new director(s) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved but excluding, for this purpose, any such new director whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;

(iii) the stockholders of the Company approve a merger or consolidation of the Company with any other company, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least eighty percent (80%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or

(iv) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

12.3 *Definition of Potential Change in Control.* For purposes of Section 12.1, a "Potential Change in Control" means the happening of any of the following:

(i) the entering into an agreement by the Company (other than with a Participant or group of Participants), the consummation of which would result in a Change in Control of the Company as defined in paragraph (b) of this Article VII; or

(ii) the acquisition of beneficial ownership, directly or indirectly, by any entity, person or group (other than a Participant or group of Participants, the Company or a Subsidiary, or any employee benefit plan of the Company including its trustee) of securities of the Company representing five percent (5%) or more of the combined voting power of the Company's outstanding securities and the adoption by the Board of Directors of a resolution to the effect that a Potential Change in Control of the Company has occurred for purposes of the Plan.

***Section 13. Amendment and Modification***

The Committee, in its sole discretion, without notice, at any time and from time to time, may modify or amend, in whole or in part, any or all of the provisions of the Plan, or suspend or terminate it entirely; provided, however, that no such modification, amendment, suspension, or termination may, without the approval of the stockholders of the Company, to the extent required by law or agreement or for any amendment which would require stockholder approval in order for the Plan to continue to comply with Section 162(m), (i) modify the requirements as to eligibility for participation in the Plan, (ii) materially increase the benefits accruing to the Participants under the Plan, or (iii) modify the performance measures as set forth in Section 11.2 hereof. No such modification, amendment, suspension, or termination may, without the consent of a Participant (or his or her beneficiary in the case of the death of the Participant), materially and adversely affect the rights of a Participant (or his or her beneficiary, as the case may be) to a payment or distribution of a Final Award determined by the Committee hereunder to which he or she is otherwise entitled.

***Section 14. Miscellaneous***

14.1    *Governing Law.* The Plan, and all agreements hereunder, shall be governed by and construed in accordance with the laws of the State of Delaware.

14.2    *Withholding Taxes.* The Company shall have the right to deduct from all payments under the Plan any Federal, state, or local taxes required by law to be withheld with respect to such payments.

14.3    *Gender and Number.* Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

14.4    *Severability.* In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

14.5    *Costs of the Plan.* All costs of implementing and administering the Plan shall be borne by the Company.

14.6    *Successors.* All obligations of the Company under the Plan shall be binding upon and inure to the benefit of any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

# APPENDIX B

## COMPENSATION COMMITTEE CHARTER

August 28, 1991
As Amended February 27, 2002, December 3, 2003 and
November 29, 2007

**RESOLVED**, that the Compensation Committee Charter is as follows:

**RESOLVED**, that any resolutions heretofore adopted by this board designating a Stock Option Committee and assigning to it any responsibility for the administration of any stock option plan, restricted stock plan, or other similar plan of the Company be and the same hereby are repealed.

**FURTHER RESOLVED**, that any resolutions heretofore adopted by this board designating a Board Committee on Officers' Compensation and assigning any responsibility for adopting or administering any salary, bonus or other similar plan for the compensation of officers or other employees of the Company be and the same hereby are repealed.

**FURTHER RESOLVED**, that there be and hereby is created a committee to be known as the Compensation Committee ("committee"); that such committee shall consist of not fewer than three directors of the Company to be designated by the board, and such directors may also be removed and replaced by the board; that no member of the committee shall have served as an officer or employee of the Company; that (i) all members of the committee shall meet the criteria for independence as established by applicable laws and regulations and the New York Stock Exchange, and (ii) a person may serve on the committee only if the board determines that he or she is a "non-employee director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and satisfies the requirements of an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and any other applicable regulations, provided, that failure to meet such criteria shall not invalidate decisions made or actions taken by the committee; that one member shall be selected by the board as chair of the committee; that a quorum shall exist when at least half the members of the committee are present; that in all actions of the committee the affirmative vote of at least two members shall be necessary; that regular meetings of the committee shall be held at least four times annually and additional meetings shall be held upon call of any two members or the chair of the committee; that such committee shall make regular reports to the board; and that meetings of the committee may be attended by such other persons as may be invited by the chair of the committee.

**FURTHER RESOLVED**, that the committee shall have all the powers set forth in any stock option plan, restricted stock plan or other similar plan established by the board.

**FURTHER RESOLVED**, that the committee has overall responsibility for evaluating and approving the compensation of the Company's executive officers (including the Chief Executive Officer) who are subject to Section 16 of the Exchange Act, including, without limitation, reviewing and approving corporate goals and objectives relevant to compensation of the executive officers and for evaluating the executive officers' performance in consideration of said goals and objectives, and, either as the committee or together with the other independent directors (as directed by the board), for determining and approving the compensation levels of the executive officers based on this evaluation. The committee also has overall responsibility for evaluating and approving compensation granted pursuant to the terms of each of the equity-based and incentive compensation plans, policies and programs of the Company, which plans may also cover non-officer employees. However, the committee shall not be required to adopt or administer benefit plans generally applicable to salaried employees of the Company.

**FURTHER RESOLVED**, that the committee shall oversee the Company's policies on structuring compensation programs for executive officers to preserve tax deductibility and, as and when required, establish and certify the attainment of performance goals pursuant to Section 162(m) of the Code.

**FURTHER RESOLVED**, that the committee shall (i) review and discuss with the Company's management the Compensation Discussion and Analysis (CD&A) to be included in the Company's annual proxy statement or annual report on Form 10-K, (ii) determine whether to recommend to the board that the CD&A be included in the proxy statement or annual report on Form 10-K filed with the Securities Exchange Commission (SEC), and (iii) produce a Compensation Committee Report for inclusion in the Company's annual proxy statement or annual report on Form 10-K filed with the SEC that complies with the rules and regulations of the SEC.

**FURTHER RESOLVED**, that it is acknowledged that the Corporate Governance Committee of the board shall in general be responsible for addressing committee member qualifications, committee member appointment and removal; committee structure and operations (including matters relating to subcommittees); and committee reporting to the board.

**FURTHER RESOLVED**, that, subject to applicable rules and regulations, the committee shall be permitted to form and delegate authority to subcommittees when it deems appropriate, provided that such subcommittees shall be comprised entirely of independent directors.

**FURTHER RESOLVED**, that this board reserves to itself the right and power to rescind or revise any compensation plans adopted by the committee but until so rescinded or revised they shall be effective as adopted by the committee.

**FURTHER RESOLVED**, that the committee shall have the sole authority to retain and terminate any independent advisors to be used to evaluate CEO or officer compensation, including sole authority to approve the independent advisor's fees and other retention terms.

**FURTHER RESOLVED**, that the committee shall evaluate on an annual basis the performance and effectiveness of the committee, and shall report to the board on the results thereof.

**FINALLY RESOLVED**, that the foregoing are the primary responsibilities of the committee and are set forth only for its guidance. The committee may, from time to time, adopt procedures as it deems appropriate in carrying out its oversight functions and may perform such other functions as may be assigned to it by law or regulation, this Charter, the Company's Articles of Incorporation, or Bylaws, or by the Board of Directors.

# APPENDIX C

## DIRECTOR INDEPENDENCE CATEGORICAL STANDARDS
## OF
## DEERE & COMPANY CORPORATE GOVERNANCE POLICIES

### *NYSE Standards of Independence*

A director may not be considered independent if the director does not meet the criteria for independence established by the New York Stock Exchange (NYSE) and applicable law. A director is considered independent under the NYSE criteria if the board finds that the director has no material relationship with the Company. Under the NYSE rules, a director will not be considered independent if, within the past three years:

- the director has been employed by Deere, either directly or through a personal or professional services agreement;
- an immediate family member of the director was employed by Deere as an executive officer;
- the director receives more than $100,000 per year in direct compensation from Deere, other than for service as an interim chairman or CEO and other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);
- an immediate family member of the director receives more than $100,000 per year in direct compensation from Deere, other than for service as a non-executive employee and other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);
- the director was affiliated with or employed by Deere's independent auditor;
- an immediate family member of the director was affiliated with or employed in a professional capacity by Deere's independent auditor;
- a Deere executive officer has served on the compensation committee of a company that, at the same time, employed the director or an immediate family member of the director as an executive officer; or
- the director is employed, or the immediate family member of a director is employed as an executive officer of another company and the annual payments to, or received from Deere exceed in any single fiscal year the greater of $1 million or 2% of such other company's consolidated gross annual revenues.

### *Categorical Standards of Independence*

The Board of Directors has established the following additional categorical standards of independence to assist it in making independence determinations:

*Business Relationships.* Any payments by Deere to a business employing, or 10% or more owned by, a director or an immediate family member of a director for goods or services, or other contractual arrangements, must be made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons. The following relationships are not considered material relationships that would impair a director's independence:

- if a director (or an immediate family member of the director) is an officer of another company that does business with Deere and the annual sales to, or purchases from Deere during such company's preceding fiscal year are less than one percent of the gross annual revenues of such company;

- if a director is a partner of or of counsel to a law firm, the director (or an immediate family member of the director) does not personally perform any legal services for Deere, and the annual fees paid to the firm by Deere during such firm's preceding fiscal year does not exceed $100,000;
- if a director is a partner, officer or employee of an investment bank or consulting firm, the director (or an immediate family member of the director) does not personally perform any investment banking or consulting services for Deere, and the annual fees paid to the firm by Deere during such firm's preceding fiscal year does not exceed $100,000.

For purposes of these standards, "Deere" shall mean Deere & Company and its direct and indirect subsidiaries, and "immediate family member" shall have the meaning set forth in the NYSE independence rules, as may be amended from time to time.

*Relationships with Not-for-Profit Entities.* A director's independence will not be considered impaired solely for the reason that the director or an immediate family member is an officer, director, or trustee of a foundation, university, or other not-for-profit organization that receives from Deere or its foundation during any of the prior three fiscal years, contributions in an amount not exceeding the greater of $1 million or two percent of the not-for profit organization's aggregate annual charitable receipts during the entity's fiscal year. (Any automatic matching of employee charitable contributions by Deere or its foundation is not included in Deere's contributions for this purpose.) All contributions by Deere in excess of $100,000 to not-for-profit entities with which the director is affiliated shall be reported to the Corporate Governance Committee and may be considered in making independence determinations.

# DIRECTIONS TO THE DEERE & COMPANY WORLD HEADQUARTERS
## One John Deere Place, Moline, Illinois 61265-8098

The annual meeting will be held in the auditorium of the Deere & Company World Headquarters, which is located at One John Deere Place, Moline, Illinois. John Deere Place intersects the north side of John Deere Road east of 70th Street, Moline. The entrance to the World Headquarters and parking are on the east side of the building.

### From Chicago (or the east)

Take I-290 (Eisenhower Expressway) west to I-88 West (East-West Tollway) which turns into IL5/John Deere Road. Follow IL5/John Deere Road to John Deere Place. Turn right onto John Deere Place. Follow for about 1/4 mile. Turn left onto the World Headquarters grounds. Follow the signs to parking on the east side of the building.

### From Des Moines (or the west)

Take I-80 east to exit number 298. Exit onto I-74 East. Follow for about 9 1/4 miles to the IL5 East/John Deere Road exit (Exit number 4B). Exit onto IL5 East/John Deere Road. Follow IL5/John Deere Road east for 3.3 miles to John Deere Place. Turn left onto John Deere Place. Follow for about 1/4 mile. Turn left onto the World Headquarters grounds. Follow the signs to parking on the east side of the building.

### From Peoria (or the south)

Take I-74 west to the I-280 West exit. Exit onto I-280 West. Follow for about 10 miles to exit number 18A. Exit onto I-74 West. Follow for about 1/2 mile to the IL5 East/John Deere Road exit (Exit number 4B). Exit onto IL5 East/John Deere Road. Follow IL5/John Deere Road east for 3.3 miles to John Deere Place. Turn left onto John Deere Place. Follow for 1/4 mile. Turn left onto the World Headquarters grounds. Follow the signs to parking on the east side of the building.





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